UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 6-K
_________________________
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
November 4, 2026
_________________________
NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)
_________________________
Novo Allé
DK-2880 Bagsværd
Denmark
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☒  Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S Investor Relations	Novo Alle 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 65 / 2026
Company Announcement
Financial report for the period 1 January 2026 to 30 September 2026
4 November 2026
Novo raises full-year outlook on continued GLP-1 momentum, with third-quarter adjusted operating profit increasing 27% at CER to DKK 31,720 million
Financial performance
•Q3 2026 adjusted and reported sales increased by 4% at CER, driven by continued GLP-1 volume growth across the US and
International operations, primarily in obesity.
•Q3 2026 adjusted operating profit increased by 27% at CER, driven by GLP-1 sales growth and a favourable comparison base following DKK 9 billion of company-wide transformation costs recognised in Q3 2025.
•Q3 2026 reported operating profit decreased by 9% at CER, reflecting DKK 8.7 billion of non-cash impairment charges in the quarter, related to ziltivekimab (DKK 4.6 billion) and right-sizing of manufacturing network (DKK 4.1 billion).
Commercial highlights
•By the end of Q3, Wegovy® pill had been launched in the US, UAE, UK and Germany, with uptake driving Q3 2026 sales of DKK 5,394 million. More recently, launches in four additional countries increased the total number of launched markets to eight.
•The Wegovy® franchise maintains its US leadership in new patient starts, with more than 50% share in the branded obesity market.
•Ozempic® pill was launched in the US in May, with encouraging early momentum. Weekly new-to-brand prescriptions (NBRx) are currently up around 100% compared with pre-launch levels under the Rybelsus® brand.
•The global roll-out of Ozempic® 2.0 mg and the Wegovy® 7.2 mg single-dose pen across International Operations is progressing.
Pipeline progress
•Within obesity, CagriSema (1.0/1.0 mg) delivered encouraging weight loss of 21% at week 68 in the REDEFINE 9 trial.
•Also in obesity, the AMAZE 9 phase 3 trial with oral zenagamtide has been initiated in September.
•Within diabetes, CagriSema (1.0/1.0 mg) achieved superior weight loss of 12.4% compared with 9.1% for tirzepatide 5 mg, while demonstrating non-inferior HbA1c reduction at week 60 in adults with type 2 diabetes and obesity in the REIMAGINE 5 trial.
•Within blood & endocrine disorders, Frehemgo® (denecimig) received positive CHMP opinion on 17 September and pending full EU approval, the first launches are planned in Europe around the turn of the year. In the US, the regulatory review of denecimig is still ongoing, and pending regulatory decision, a US launch is expected in H1 2027.
Outlook
•Adjusted sales growth for 2026 is now expected to be -2% to +2% at CER and adjusted operating profit growth is now expected to be -2% to +2% at CER. The improved outlook is driven by increased expectations for GLP-1 product sales.

PROFIT AND LOSS DKK million	Q3 2026	Growth in DKK	Growth at CER	9M 2026	Growth in DKK	Growth at CER

Net sales	79,195	6%	4%	254,506	11%	13%
Operating profit	23,011	(3%)	(9%)	109,690	14%	18%
Adjusted net sales[1]	79,195	6%	4%	227,746	0%	2%
Adjusted operating profit[1]	31,720	34%	27%	97,967	5%	8%
CER: Constant exchange rates; [1]Adjusted sales and adjusted operating profit exclude certain exceptional and non-recurring items not reflective of the Group’s normal course of operating activities, as defined in Appendix 7.

“We delivered a stronger-than-expected third quarter and are raising our full-year outlook for adjusted sales and adjusted operating profit. We are particularly pleased to see both US Operations and International Operations deliver sales growth this quarter. Growth was led by our obesity portfolio, with continued uptake of Wegovy® pill in the US and encouraging early launches internationally. Our focus is on sustaining this progress through disciplined execution and broader access to our medicines. We are also advancing our pipeline and preparing for the US launch of CagriSema in early 2027, subject to regulatory approval,” said Mike Doustdar, president and CEO of Novo.
On 4 November 2026 at 13.00 CET, corresponding to 07.00 am EST, an earnings call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under
'Investors' (the contents of the company's website do not form a part of this Form 6-K).

2030 ambitions	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 2 of 35
2030 AMBITIONS
The 2030 ambitions are not a projection of Novo's financial outlook or expected growth. Novo intends to describe how its activities develop in relation to each of the three dimensions on an ongoing basis.
Performance highlights for the first nine months of 2026 (blue indicates third-quarter development):

HIGHLIGHTS

Grow and diversify pipeline
Diabetes:
•Awiqli® approved in the US
•1.0/1.0 mg CagriSema phase 3 trial REIMAGINE 5 successfully completed
•Zenagamtide phase 3 trial AMBITION 7 initiated
Obesity:
•Wegovy® 7.2 mg in single-dose pen approved in UK in June and
EU in July
•Wegovy® pill approved in UAE and UK in June and in EU in July
•1.0/1.0 mg CagriSema delivered 21% weight loss in the
REDEFINE 9 trial
•Zenagamtide phase 3 programme AMAZE initiated
•Oral zenagamtide phase 3 trial AMAZE 9 initiated
•Oral amylin 355 phase 2 trial initiated
Blood & endocrine disorders:
•Frehemgo® (denecimig) received positive opinion in EU, and
denecimig BLA review extended in the US
•Sogroya® received positive opinion in EU and approval in
Japan for non-replacement indications
•Etavopivat phase 3 trial HIBISCUS completed, successfully
meeting both co-primary endpoints

Liver diseases:
•Semaglutide 2.4 mg approved in the EU for the treatment of
MASH under the brand name Kayshild®
•Wegovy® 2.4 mg approved in UK and Japan for the treatment
of MASH
•Wegovy® pill for MASH indication submitted to the US FDA
Cardiovascular diseases:
•Ziltivekimab phase 3 trials ZEUS and HERMES did not meet the primary endpoint
R&D productivity:
•6 first human dose (FHD) studies initiated in 9M 2026 and 7 in total by the end of October
•10 ongoing phase 3 programmes

Drive sustainable growth
•9M 2026 adjusted sales growth of 2% at CER
◦9M 2026 adjusted obesity sales growth of 20% at CER
•Medical treatment provided to:
◦42.2 million people living with diabetes
◦5.6 million people living with obesity
•Wegovy® pill launched in four markets by the end of Q3 2026, with more recent launches bringing the total to eight markets globally •Wegovy® launched in around 70 countries
Deliver attractive returns
•9M 2026 adjusted operating profit of DKK 98.0 billion •9M 2026 cash from operations of DKK 121.0 billion •9M 2026 free cash flow of DKK 83.8 billion	•DKK 61.9 billion returned to shareholders via: ◦DKK 51.9 billion in dividends ◦DKK 10.0 billion in share repurchases

2030 ambitions	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 3 of 35
PERFORMANCE HIGHLIGHTS

FINANCIAL HIGHLIGHTS	Q3 2026	Growth in DKK	Growth at CER	9M 2026	Growth in DKK	Growth at CER
(Amounts are in DKK million, except for earnings per share)

Net sales	79,195	6%	4%	254,506	11%	13%
Adjusted net sales[1]	79,195	6%	4%	227,746	0%	2%

Adjusted sales per therapy area
Total obesity	26,146	24%	22%	70,210	18%	20%
Total diabetes	47,545	(3%)	(5%)	142,910	(7%)	(5%)
Obesity and diabetes total	73,691	5%	3%	213,120	0%	2%
Blood & endocrine disorders total	5,504	17%	15%	14,626	3%	6%

Adjusted sales for key brands
Wegovy® injectable	20,407	0%	(2%)	58,126	2%	4%
Wegovy® pill	5,394	N/A	N/A	10,868	N/A	N/A
Ozempic®	29,706	(3%)	(5%)	88,906	(5%)	(3%)
Ozempic® pill / Rybelsus®	4,938	(9%)	(10%)	14,738	(12%)	(10%)

Gross profit	60,958	7%	3%	205,571	10%	13%
Gross margin	77.0%			80.8%
Operating profit (EBIT)	23,011	(3%)	(9%)	109,690	14%	18%
Operating margin	29.1%			43.1%
Adjusted gross profit[1]	65,019	14%	10%	182,872	0%	2%
Adjusted gross margin	82.1%			80.3%
Adjusted operating profit (EBIT)[1]	31,720	34%	27%	97,967	5%	8%
Adjusted operating margin	40.1%			43.0%

Net profit	16,740	(16%)	N/A	86,286	14%	N/A
Adjusted net profit[1]	25,602	(12%)	N/A	82,502	(4%)	N/A

OTHER KEY NUMBERS

Capital expenditure (PP&E)	13,227	(3%)	N/A	37,213	(11%)	N/A
Free cash flow[1,2]	28,483	(13%)	N/A	83,780	18%	N/A
EBITDA[1]	37,383	19%	15%	137,902	23%	26%

Diluted earnings per share / ADR (in DKK)	3.79	(16%)	N/A	19.45	14%	N/A
Adjusted diluted earnings per share/ADR (in DKK)[1]	5.79	(12%)	N/A	18.60	(3%)	N/A

1) See appendix 7: Non-IFRS financial measures (additional information).
2) Effective Q1 2026, the definition of Free cash flow has been updated and comparative figures have been restated accordingly. See Appendix 7 Non‑IFRS financial measures
(additional information) for the revised definition.

These unaudited condensed consolidated financial statements included in appendices 1 - 4 for the first nine months of 2026 have been prepared in accordance with IAS 34 'Interim Financial Reporting' as adopted by the EU and additional Danish disclosure requirements for interim financial reporting of listed companies. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2025 of Novo, except from the changes in presentation described in note 1 to Appendix 2.

2030 ambitions	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 4 of 35
COMMERCIAL EXECUTION
Q3 AND 9M 2026 REPORTED SALES
Reported sales in 9M 2026 benefited from a DKK 26.8 billion sales rebate provision reversal recognised in Q1 2026 related to the US
340B Drug Pricing Program. For comparison, reported sales in 9M 2025 also benefited from a DKK 2.6 billion sales rebate provision reversal under the same programme, recognised in Q2 2025. The reversal of these provisions has no cash impact. More information can be found in Appendix 6 and Appendix 7.
Reported sales in Q3 2026 increased by 6% measured in Danish kroner and by 4% at CER, driven by continued GLP-1 volume growth across geographies, particularly in obesity. US Operations reported sales in Q3 2026 increased by 2% in Danish kroner and by 1% at CER.  International Operations reported sales in Q3 2026 increased by 10% in Danish kroner and by 8% at CER, driven by higher volumes.
Reported sales in 9M 2026 increased by 11% measured in Danish kroner and by 13% at CER, driven by GLP-1. Growth was positively impacted by the 340B provision reversal in Q1 2026, partly offset by the provision reversal in Q2 2025 related to the same programme. US Operations reported sales in 9M 2026 increased by 13% in Danish kroner and by 17% at CER, also impacted by the provision reversals. International Operations reported sales in 9M 2026 increased by 8% in Danish kroner and by 8% at CER, driven by higher volumes.

Reported sales DKK million	Q3 2026	Growth in DKK	Growth at CER	9M 2026	Growth in DKK	Growth at CER

Reported sales per geographical area
US Operations	41,880	2%	1%	144,894	13%	17%
International Operations	37,315	10%	8%	109,612	8%	8%

Total sales	79,195	6%	4%	254,506	11%	13%

Reported sales split per therapy
Obesity	26,146	24%	22%	72,641	21%	24%
Diabetes	47,545	(3%)	(5%)	165,993	7%	9%
Obesity and diabetes total	73,691	5%	3%	238,634	11%	13%
Blood & endocrine disorders	5,504	17%	15%	15,872	11%	14%

Total sales	79,195	6%	4%	254,506	11%	13%

Q3 AND 9M 2026 ADJUSTED SALES
To enhance transparency and comparability of underlying sales performance, the sections below exclude the exceptional and non-
recurring reversals of sales rebate provisions related to the US 340B Drug Pricing Program of DKK 26.8 billion in Q1 2026 and DKK
2.6 billion in Q2 2025. Growth rates are in CER unless otherwise noted. Reconciliation to reported sales (IFRS) can be found in
Appendix 6, and the definition of CER can be found in Appendix 7.
Q3 2026 adjusted sales increased by 4% at CER to DKK 79,195 million, driven by GLP-1 volume growth in both operating units, partly offset by lower realised prices. Total obesity sales increased by 22% at CER to 26,146 million, driven by volume growth across the
GLP-1 portfolio and across geographies.
9M 2026 adjusted sales increased by 2% at CER to DKK 227,746 million and total obesity sales increased by 20% at CER to DKK
70,210 million.

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 5 of 35
ADJUSTED SALES PER GEOGRAPHICAL AREA

Adjusted sales split per geographical area DKK million	Q3 2026	Growth in DKK	Growth at CER	9M 2026	Growth in DKK	Growth at CER

US Operations	41,880	2%	1%	118,134	(6%)	(2%)
International Operations	37,315	10%	8%	109,612	8%	8%
- EUCAN	19,864	18%	18%	56,988	19%	19%
- Emerging Markets	7,378	11%	6%	22,652	(1%)	(3%)
- APAC	5,039	(8%)	(7%)	15,194	(3%)	2%
- Region China	5,034	1%	(5%)	14,778	(1%)	(2%)

Total adjusted sales	79,195	6%	4%	227,746	0%	2%

US Operations
Adjusted sales development
Q3 2026 performance
Q3 2026 sales increased by 1% at CER, reflecting volume growth, primarily driven by GLP-1 in obesity. Gross-to-net sales adjustments in the US were neutral to growth in the quarter, with similar positive impacts in Q3 2025 and Q3 2026. Obesity sales increased by 20% at CER, driven by volume growth, partly offset by lower realised prices. GLP-1 diabetes sales decreased by 10%
at CER, driven by lower volumes and wholesaler inventory movements, partly offset by slightly higher prices due to channel mix.
Total GLP-1 sales were stable at 0% growth at CER. Insulin sales decreased by 13% at CER, while blood & endocrine disorder sales increased by 27% at CER, driven by Sogroya® and Norditropin®.
9M 2026 performance
9M 2026 sales decreased by 2% at CER, reflecting lower realised prices, largely offset by volume growth across most therapeutic areas, particularly within GLP-1 in obesity. Obesity sales increased by 11% at CER, driven by volume growth. GLP-1 diabetes sales decreased by 8% at CER and total GLP-1 sales decreased by 2% at CER. Insulin sales decreased by 16% at CER, while blood &
endocrine disorder sales increased by 7% at CER.
Commercial update
On 5 January, Novo launched Wegovy® pill in the US, the first and most efficacious oral GLP-1 for weight loss. Wegovy® pill is available at over 70,000 pharmacies, through multiple telehealth organisations and NovoCare®.
Total Wegovy® pill prescriptions reached around 3.6 million in Q3 2026 and have now reached more than 8 million since launch, making it the strongest-ever GLP-1 volume launch in the US and contributing DKK 4,178 million in US sales in Q3 2026. Market penetration is driven by GLP-1-naïve patient uptake and across all doses in the self-pay channel as well as the Medicare Bridge programme. More than 30% of the weekly prescriptions in the US are now for the two highest doses, 9 mg and 25 mg and self-pay prices range from USD 149–299 per month by dose. Wegovy® pill commercial formulary access is on par with injectable Wegovy®.
On 1 July 2026, Medicare Part D coverage for obesity medicines became available through the Bridge programme, which covers a majority of beneficiaries. Novo believes Bridge carries long-term potential to reach many more patients in the US with obesity, and initial uptake of Novo's obesity medicines has been encouraging.
Following accelerated approval of Wegovy® HD in March, under the Commissioner’s National Priority Voucher pilot programme for products addressing critical US national health priorities, Novo launched Wegovy® HD nationwide in the US on 7 April across all channels, including more than 70,000 pharmacies, telehealth providers and NovoCare®. The three largest Pharmacy Benefit
Managers (PBMs) have added Wegovy® HD to respective standard formularies as a line extension.
In Q3 2026, total prescriptions for Wegovy® injectable in the US amounted to approximately 4.1 million, of which around 35% were filled through the self-pay channel via retail and telehealth (including NovoCare®). Wegovy® HD accounted for around 5% of total
Wegovy® injectable prescriptions.
Measured by new patient starts, the Wegovy® franchise remains the market leader among branded obesity medications in the US with more than 50% share. For Wegovy® pill, the new-to-brand market share in the US is currently estimated around 80%, measured across channels, including reimbursed, cash-pay and telehealth.

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 6 of 35
Novo continues to invest in expanding direct-to-patient initiatives such as NovoCare® and through collaborations with telehealth providers. Available from late Q1, a new subscription-based option has been introduced to help eligible self-pay patients start and stay on Wegovy® with predictable pricing. This first-and-only subscription programme for FDA-approved Wegovy® provides the option for patients to achieve significant cost savings on Wegovy® and Wegovy® pill via either 3, 6 or 12-month subscription plans.
At the end of Q3 2026, there were around 55,000 active subscriptions.
Within the insured channel, Novo continues to work on expanding and improving access to Wegovy® in the US, such as reducing utilisation management criteria to enhance the access for patients and healthcare providers.
On 4 May, Novo made Ozempic® pill, the only FDA-approved oral peptide GLP-1 medication for adults with type 2 diabetes, available nationwide in the US. Weekly new-to-brand prescriptions (NBRx) are currently up around 100% compared with pre-launch levels under the Rybelsus® brand.
The 25 mg dose for Ozempic® pill was submitted for US FDA approval earlier in the year with an expected FDA decision during Q4
2026.
International Operations
Sales development
Q3 2026 performance
Q3 2026 sales increased by 8% at CER, driven by Region EUCAN (+18% at CER) and Region Emerging Markets (+6% at CER), partly offset by a decline in Region APAC (-7% at CER) and China (-5% at CER). Obesity sales increased by 24% at CER, reflecting volume growth, partly offset by lower realised prices, particularly in China. GLP-1 diabetes sales decreased by 2% at CER, driven by declining sales of Rybelsus® and Victoza®, partly offset by continued uptake and sales growth for Ozempic®, In Canada, the loss of exclusivity for semaglutide has led to lower realised prices while volumes have remained broadly stable for Novo.
Total GLP-1 sales increased by 8% at CER. Insulin sales increased by 8% at CER, driven by increasing volumes, while blood &
endocrine disorder sales increased by 6% at CER, driven by higher volumes for Sogroya® and Norditropin®.
9M 2026 performance
9M 2026 sales increased by 8% at CER, driven by Regions EUCAN (+19% at CER) and APAC (+2% at CER),  partly offset by a decline in Region Emerging Markets (-3% at CER) and China (-2% at CER). Obesity sales increased by 34% at CER, reflecting volume growth. GLP-1 diabetes sales decreased by 1% at CER with sales declining for Rybelsus® and Victoza®, offset by sales growth for
Ozempic®. Total GLP-1 sales increased by 11% at CER. Insulin sales increased by 1% at CER while blood & endocrine disorder sales increased by 5% at CER.
Commercial update
For 2026, Novo is progressing the broad roll-out of Ozempic® 2.0 mg for type 2 diabetes and Wegovy® 7.2 mg single-dose pen for obesity across International Operations. Throughout 2026, more than 20 launches of Ozempic® 2.0 mg are planned and early launch performance is encouraging, with increasing share of new initiations on Ozempic® and patients titrating up to 2.0 mg strength.
The Wegovy® 7.2 mg single-dose pen was launched in the UK in June, following the STEP UP label update in January and approval of the single-dose pen in April. In the EU, the single-dose pen received full EMA approval in July and was launched in two EU markets by the end of Q3, expanding to 17 markets by the end of October. The rollout continues, with more than 30 launches planned across International Operations in 2026.
By the end of Q3 2026, Wegovy® pill had been launched in the UAE, the UK and Germany. More recently, launches in Mexico, Spain,
France and Poland have brought the total number of launched markets to seven across International Operations. While it remains early days, initial sales performance in International Operations is encouraging, with Wegovy® pill sales reaching DKK 1,216m in Q3
2026. In the EU, the approved label includes data from the SELECT trial, demonstrating that Wegovy® reduces the risk of major adverse cardiovascular events (MACE).
Additional launches of Wegovy® pill in other select markets are planned during the fourth quarter, with Wegovy® pill expected to be available in more than 20 markets in 2027.

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 7 of 35
ADJUSTED SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS

Adjusted sales split per therapy[1]	Q3 2026	Growth in DKK	Growth at CER	9M 2026	Growth in DKK	Growth at CER
Obesity and diabetes segment

Wegovy® injectable	20,407	0%	(2%)	58,126	2%	4%
Wegovy® pill	5,394	N/A	N/A	10,868	N/A	N/A
Saxenda®	345	(54%)	(59%)	1,216	(54%)	(55%)

Total obesity	26,146	24%	22%	70,210	18%	20%

Injectable GLP-1 diabetes	29,811	(5%)	(7%)	89,526	(7%)	(5%)
- Ozempic®	29,706	(3%)	(5%)	88,906	(5%)	(3%)
- Victoza®	105	(81%)	(83%)	620	(74%)	(74%)
Ozempic® pill / Rybelsus®	4,938	(9%)	(10%)	14,738	(12%)	(10%)

Total GLP-1 diabetes	34,749	(5%)	(7%)	104,264	(8%)	(5%)

Long-acting insulin[2]	4,379	4%	1%	13,023	(5%)	(4%)

Premix insulin[3]	2,419	3%	8%	7,604	(2%)	(1%)

Fast-acting insulin[4]	4,379	7%	7%	13,025	(3%)	(1%)

Human insulin	1,088	(18%)	(21%)	3,199	(23%)	(21%)

Total insulin	12,265	2%	2%	36,851	(6%)	(4%)

Other diabetes[5]	531	26%	18%	1,795	33%	31%

Total diabetes	47,545	(3%)	(5%)	142,910	(7%)	(5%)

Obesity and diabetes total	73,691	5%	3%	213,120	0%	2%

Blood & endocrine disorders segment
Blood disorders[6]	3,055	5%	3%	8,584	(4%)	(2%)

Endocrine disorders[7]	1,994	43%	43%	4,679	17%	21%

Other blood & endocrine disorders[8]	455	11%	8%	1,363	14%	15%

Blood & endocrine disorders total	5,504	17%	15%	14,626	3%	6%

Total adjusted sales	79,195	6%	4%	227,746	0%	2%

1) Reconciliation between reported (IFRS) sales and adjusted sales split per therapy can be found in Appendix 6.
2) Comprises Tresiba®, Xultophy®, Levemir® and Awiqli®.
3) Comprises Ryzodeg® and NovoMix®.
4) Comprises Fiasp® and NovoRapid®.
5) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
6) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
7) Primarily Norditropin® and Sogroya®.
8) Primarily Vagifem® and Activelle®.

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 8 of 35
OBESITY

Obesity Adjusted sales per geographical area DKK million	Global branded obesity market growth (Volume, MAT)

	August	Q3 2026	Growth at CER	9M 2026	Growth at CER
	2026

Global	70%	26,146	22%	70,210	20%
US Operations	71%	15,266	20%	39,842	11%
International Operations	68%	10,880	24%	30,368	34%
- EUCAN *	85%	6,931	47%	17,963	53%
- Emerging Markets **	50%	2,086	4%	6,513	22%
- APAC ***	30%	1,537	(22%)	4,815	5%
- Region China ****	N/A	326	162%	1,077	9%

Source: IQVIA, August 2026 data. *Data for EUCAN available for Canada and 24 European markets representing approximately 98% of Novo’s Obesity sales in the area. **Data for
Emerging Markets available for 11 markets representing approximately 78% of Novo’s Obesity sales in the area. ***Data for APAC available for five markets representing approximately
90% of Novo’s Obesity sales in the area.  **** Data for mainland China, excluding Hong Kong and Taiwan, is not fully covered by global IQVIA data. In IO countries, tirzepatide is categorised under GLP-1 diabetes only, despite having indications for diabetes and obesity in most launched countries.
US Operations
Q3 2026 obesity sales increased by 20% at CER, primarily driven by volume growth across the Wegovy® product portfolio, partly offset by lower realised prices. Sales of Wegovy® injectable in Q3 2026 decreased by 13% at CER while sales of Wegovy® pill in Q3
2026 amounted to DKK 4,178 million, reflecting underlying demand from continued market expansion. The US Bridge programme went into effect on 1 July and Novo sees encouraging early uptake. Combined Wegovy® product sales (injectable and oral)
increased by 21% at CER.
9M 2026 obesity sales increased by 11% at CER, driven by volume growth across the Wegovy® product portfolio, partly offset by lower realised prices. Sales of Wegovy® injectable in 9M 2026 decreased by 15% at CER, driven by lower realised prices, partly countered by increased volumes. Sales of Wegovy® pill in 9M 2026 amounted to DKK 9,575 million, reflecting underlying demand and a positive impact in Q1 2026 from pre-launch pipeline fill with wholesalers and telehealth partners. Combined Wegovy®
product sales (injectable and oral) increased by 12% at CER.
International Operations
Q3 2026 obesity sales increased by 24% at CER, driven by continued uptake of Wegovy® across regions, partly countered by lower realised prices. The lower Wegovy® prices were mainly realised in Region China, following list price reductions in late Q4 2025. Sales of Wegovy® injectable in Q3 2026 increased by 16% at CER while sales of Wegovy® pill in Q3 2026 amounted to DKK 1,216 million, driven by encouraging uptake across markets. Combined Wegovy® product sales (injectable and oral) increased by 31% at CER.
9M 2026 obesity sales increased by 34% at CER, driven by continued uptake of Wegovy® across regions, partly countered by lower realised prices and lower sales of Saxenda®. Sales of Wegovy® injectable in 9M 2026 increased by 38% at CER and sales of
Wegovy® pill in 9M 2026 amounted to DKK 1,293 million. Combined Wegovy® product sales (injectable and oral) increased by 45%
at CER.
For full details on adjusted product sales and growth rates across therapeutic areas and regions, please see Appendix 5.

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 9 of 35
DIABETES

Diabetes Adjusted sales per geographical area DKK million	Q3 2026	Growth at CER	9M 2026	Growth at CER

Global	47,545	(5%)	142,910	(5%)
US Operations	24,034	(11%)	71,908	(9%)
International Operations	23,511	2%	71,002	0%
- EUCAN	11,566	7%	34,928	8%
- Emerging Markets	4,387	2%	13,850	(14%)
- APAC	2,921	(1%)	8,690	(2%)
- Region China	4,637	(6%)	13,534	0%

GLP-1 diabetes

GLP-1 diabetes Adjusted sales per geographical area DKK million	Global GLP-1 diabetes market growth (Volume, MAT)

	August	Q3 2026	Growth at CER	9M 2026	Growth at CER
	2026

Global	28%	34,749	(7%)	104,264	(5%)
US Operations	12%	21,233	(10%)	63,359	(8%)
International Operations	37%	13,516	(2%)	40,905	(1%)
- EUCAN *	24%	8,534	13%	25,402	13%
- Emerging Markets **	82%	1,931	(18%)	6,246	(27%)
- APAC ***	57%	1,612	(2%)	4,877	(2%)
- Region China ****	N/A	1,439	(36%)	4,380	(18%)

Source: IQVIA, August 2026 data. *Data for EUCAN available for Canada and 24 European markets representing approximately 97% of Novo’s GLP-1 diabetes sales in the area. **Data for Emerging Markets available for 12 markets representing approximately 77% of Novo’s GLP-1 diabetes sales in the area. ***Data for APAC available for five markets representing approximately 80% of Novo’s GLP-1 diabetes sales in the area ****Data for mainland China, excluding Hong Kong and Taiwan, is not fully covered by global IQVIA data. In IO countries, tirzepatide is categorised under GLP-1 diabetes only, despite having indications for diabetes and obesity in most launched countries.
US Operations
Q3 2026 GLP-1 diabetes sales decreased by 10% at CER, mainly driven by lower volumes and wholesaler inventory movements.
Ozempic® injectable sales in Q3 2026 decreased by 11% at CER while sales of Ozempic® pill/Rybelsus® increased by 5% at CER.
Weekly Ozempic® pill new to brand prescriptions (NBRx) are currently up around 100% compared with pre-launch levels under the
Rybelsus® brand.
9M 2026 GLP-1 diabetes sales decreased by 8% at CER, mainly driven by lower realised prices as well as lower volumes. Ozempic®
injectable sales in 9M 2026 decreased by 8% at CER, mainly driven by lower realised prices in the commercial channel and lower volumes. Sales of Ozempic® pill/Rybelsus® decreased by 6% at CER in 9M 2026, mainly due to lower realised prices, however partly offset by encouraging uptake of Ozempic® pill in Q3.
International Operations
Q3 2026 GLP-1 diabetes sales decreased by 2% at CER, negatively impacted by Victoza as the GLP-1 diabetes market is moving towards once-weekly treatments, as well as Rybelsus® following a reprioritisation of promotional activities. Ozempic® sales in Q3
2026 increased by 8% at CER driven by increasing volumes, mainly in Region EUCAN. Ozempic® sales in Q3 2026 benefitted from a one-off prior-period adjustment; however, this was offset by loss of exclusivity impact in Canada.
9M 2026 GLP-1 diabetes sales decreased by 1% at CER driven by Victoza® and Rybelsus® while Ozempic® sales in 9M 2026 increased by 8% at CER.

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 10 of 35
Insulin

Insulin Adjusted sales per geographical area DKK million	Q3 2026	Growth at CER	9M 2026	Growth at CER

Global	12,265	2%	36,851	(4%)
US Operations	2,789	(13%)	8,507	(16%)
International Operations	9,476	8%	28,344	1%
- EUCAN	2,916	(6%)	9,159	(3%)
- Emerging Markets	2,382	22%	7,398	1%
- APAC	1,253	0%	3,630	(3%)
- Region China	2,925	17%	8,157	7%

US Operations
Q3 2026 insulin sales decreased by 13% at CER, mainly driven by loss of market share, a declining insulin market, as well as lower realised prices reflecting product and channel mix.
9M 2026 insulin sales decreased by 16% at CER, mainly driven by loss of market share, a declining insulin market, as well as lower realised prices reflecting product and channel mix.
International Operations
Q3 2026 insulin sales increased by 8% at CER, mainly driven by increasing volumes, particular for NovoRapid® and Tresiba® in
Region Emerging Markets.
9M 2026 insulin sales increased by 1% at CER, mainly driven by increasing volumes for NovoRapid®, Tresiba® and Ryzodeg®, offset by lower human insulin volumes, mainly in Region Emerging Markets in Q1 2026 driven by lower tender sales.
BLOOD & ENDOCRINE DISORDERS

Blood & endocrine disorders Adjusted sales split per geographical area DKK million	Q3 2026	Growth at CER	9M 2026	Growth at CER

Global	5,504	15%	14,626	6%
US Operations	2,580	27%	6,384	7%
International Operations	2,924	6%	8,242	5%
- EUCAN	1,367	3%	4,097	6%
- Emerging Markets	905	45%	2,289	17%
- APAC	581	11%	1,689	16%
- Region China	71	(70%)	167	(70%)

US Operations
Q3 2026 blood & endocrine disorder sales increased by 27% at CER, mainly driven by higher volumes of Sogroya® and Norditropin®.
9M 2026 blood & endocrine disorder sales increased by 7% at CER, mainly driven by higher volumes of Sogroya® and Norditropin®, partly offset by lower volumes of NovoSeven®.
International Operations
Q3 2026 blood & endocrine disorder sales increased by 6% at CER, driven by higher volumes of Sogroya® and Norditropin®.
9M 2026 blood & endocrine disorders sales increased by 5% at CER, mainly driven by higher volumes of Sogroya® and Norditropin®.

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 11 of 35
FINANCIALS
Q3 2026 DEVELOPMENT IN COSTS AND OPERATING PROFIT
Similar to reported sales, reported operating profit in Q3 2026 was not impacted by any provision reversals related to the US 340B
Drug Pricing Program. Reported operating profit in Q3 2026 is negatively impacted by non-cash impairment charges of DKK 8.7 billion, related to ziltivekimab (DKK 4.6 billion) and right-sizing of manufacturing network (DKK 4.1 billion).

Q3 2026 PROFIT AND LOSS DKK million	Reported	340B provision reversal	Major impairments	Major legal matters	Adjusted	Growth in DKK	Growth at CER

Net sales	79,195				79,195	6%	4%
Cost of goods sold	(18,237)		4,061		(14,176)	(21%)	(16%)

Gross profit	60,958	—	4,061	—	65,019	14%	10%
Gross margin	77.0%				82.1%

Sales and distribution costs	(15,032)				(15,032)	(6%)	(9%)
Percentage of sales	19.0%				19.0%

Research and development costs	(19,903)		4,648		(15,255)	(1%)	(1%)
Percentage of sales	25.1%				19.3%

Administrative costs	(1,224)				(1,224)	(35%)	(34%)
Percentage of sales	1.5%				1.5%

Other operating income and expenses	(1,788)				(1,788)	N/A	N/A

Operating profit (EBIT)	23,011	—	8,709	—	31,720	34%	27%
Operating margin	29.1%				40.1%

To enhance transparency and comparability of underlying operating performance, the below commentary of development in costs and operating profit excludes certain exceptional and non-recurring effects, primarily of non-cash nature, and growth rates are in CER, unless otherwise noted. More information can be found in Appendix 7.
Adjusted gross margin was realised at 82.1%, compared with 76.1% in Q3 2025. The increase in gross margin is mainly driven by savings from the company-wide transformation announced in Q3 2025, productivity gains as well as positive currency impact.
Sales and distribution costs decreased by 9% at CER. The decrease is driven by savings across regions following the company-
wide transformation announced in Q3 2025. Underlying sales and distribution costs were stable compared to Q3 2025 and Novo continues to invest in launch activities for the Wegovy® product portfolio, in particular Wegovy® pill, Wegovy® HD as well as promotional spend for Ozempic® and Ozempic® pill.
Adjusted research and development costs decreased by 1% at CER. When excluding transformation costs in 2025 and one-time cost related to the ziltivekimab closure in 2026, underlying R&D costs increased in Q3 2026 compared to Q3 2025.
Other operating income and expenses showed a loss of DKK 1,787 million, driven by one-time costs linked to non-core manufacturing contracts with external customers.
Adjusted operating profit increased by 27% at CER, driven by GLP-1 sales growth and a favourable comparison base following approximately DKK 9 billion of company-wide transformation costs recognised in Q3 2025, partly offset by around DKK 3.5 billion of one-time costs recognised within other operating expenses and R&D in Q3 2026.
Q3 2026 REPORTED NET PROFIT
Financial items (net) showed a net loss of DKK 1,577 million in Q3 2026 compared with a net gain of DKK 1,835 million in the third quarter of 2025, mainly reflecting net interest expenses and losses on hedged currencies, primarily the US dollar.
The effective tax rate was 21.9% in Q3 2026, compared with an effective tax rate of 21.6% in Q3 2025.
Net profit decreased by 16% to DKK 16,740 million and diluted earnings per share decreased by 16% to DKK 3.79.

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 12 of 35
9M 2026 DEVELOPMENT IN COSTS AND OPERATING PROFIT

9M 2026 PROFIT AND LOSS DKK million	Reported	340B provision reversal	Major impairments	Major legal matters	Adjusted	Growth in DKK	Growth at CER

Net sales	254,506	(26,760)			227,746	0%	2%
Cost of goods sold	(48,935)		4,061		(44,874)	3%	4%

Gross profit	205,571	(26,760)	4,061	—	182,872	0%	2%
Gross margin	80.8%				80.3%

Sales and distribution costs	(42,106)				(42,106)	(13%)	(12%)
Percentage of sales	16.5%				18.5%

Research and development costs	(47,974)		10,976		(36,998)	(1%)	0%
Percentage of sales	18.8%				16.2%

Administrative costs	(3,673)				(3,673)	(17%)	(15%)
Percentage of sales	1.4%				1.6%

Other operating income and expenses	(2,128)				(2,128)	N/A	N/A

Operating profit (EBIT)	109,690	(26,760)	15,037	—	97,967	5%	8%
Operating margin	43.1%				43.0%

To enhance transparency and comparability of underlying operating performance, the below commentary of development in costs and operating profit excludes certain exceptional and non-recurring effects, primarily of non-cash nature, and growth rates are in CER unless otherwise noted. More information can be found in Appendix 7.
Adjusted gross margin was realised at 80.3%, compared with 80.8% in 9M 2025. The decline in gross margin is impacted by lower realised prices, one-time costs related to right-sizing of manufacturing capacity agreements, as well as a negative currency impact. This is partly countered by productivity gains and a positive product mix from increased GLP-1 sales.
Sales and distribution costs decreased by 12% at CER. The decrease is driven by savings across regions following the company-
wide transformation announced in Q3 2025. Novo continues to invest in launch activities for the Wegovy® product portfolio, in particular Wegovy® pill and Wegovy® HD as well as promotional spend for Ozempic® and Ozempic® pill.
Adjusted research and development costs were unchanged (0% at CER), supported by savings from the company-wide transformation in 2025.
Adjusted operating profit increased by 8% at CER, driven by the increase in sales and lower costs for the first nine months of the year.
9M 2026 REPORTED NET PROFIT
Financial items (net) showed a net gain of DKK 791 million in 9M 2026  compared with a net gain of DKK 433 million in 9M 2025, mainly reflecting gains on hedged currencies, primarily the US dollar, partially offset by net interest expenses.
The effective tax rate was 21.9% in 9M 2026, compared with an effective tax rate of 21.6% in 9M 2025.
Net profit increased by 14% to DKK 86,286 million and diluted earnings per share increased by 14% to DKK 19.45.

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 13 of 35
CASH FLOW AND CAPITAL ALLOCATION
FREE CASH FLOW AND CAPITAL EXPENDITURE IN THE FIRST NINE MONTHS OF 2026
Free cash flow in the first nine months of 2026 was DKK 83.8 billion compared to DKK 71.1 billion in the same period of 2025. The increase in free cash flow is driven by phasing of operating expenses, timing of US rebate payments and tax payments, as well as lower capital expenditure.
Capital expenditure for property, plant and equipment was DKK 37.2 billion compared with DKK 41.7 billion in the same period of
2025, primarily reflecting investments in additional capacity for active pharmaceutical ingredient (API) production and fill-finish capacity for both current and future injectable and oral products.
EQUITY
Total equity was DKK 217,802 million at the end of September 2026, equivalent to 36.4% of total assets, compared with 35.7% at the end of 2025. Please refer to appendix 4 for further elaboration of changes in equity. Novo returned DKK 61.9 billion to shareholders via share buybacks (DKK 10.0 billion) and dividends (DKK 51.9 billion) in the first nine months of 2026.
2026 share repurchase programme and treasury shares
As of 2 November 2026, Novo has repurchased 41,714,179 B shares of DKK 0.10 for an amount of DKK 11,564,364,801 as part of the overall share repurchase programme of up to DKK 15 billion to be executed during a 12-month period beginning 4 February 2026.
From 4 August 2026 to 2 November 2026, employee share programmes have resulted in a net transfer from Novo of 3,144,604 B shares of DKK 0.10. As of 2 November 2026, Novo owns a total of 55,754,876 B shares of DKK 0.10 as treasury shares.
Novo continues the execution of the share repurchase programme of DKK 11,200,000,010.45 initiated on 6 May 2026, and ending on
1 February 2027 under the overall DKK 15 billion 2026 programme, in accordance with Article 5 of Regulation No 596/2014 of the
European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016
(the "Safe Harbour Rules”). The purpose of the programme is to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. A maximum of 390,000,000 B shares of DKK 0.10 in total can be bought during the trading period.

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 14 of 35
OUTLOOK
Outlook for sales and operating profit is presented as adjusted sales growth and adjusted operating profit growth to exclude certain exceptional and non-recurring effects, primarily of non-cash nature to enhance transparency and comparability of underlying operating performance. For further details, please see Appendix 7.
The current expectations for 2026 are summarised in the table below.

r

Guidance	Full-year expectations 4 November 2026	Full-year expectations 4 August 2026

Adjusted sales growth
at CER	'-2% to +2%	-6% to 0%
as reported in Danish kroner	In line with CER growth	Around 1 percentage points lower than at CER

Adjusted operating profit growth
at CER	'-2% to +2%	-6% to 0%
as reported in Danish kroner	In line with CER growth	Around 2 percentage points lower than at CER

Key modelling considerations

Financial items (net)	Loss of around 1.6 bDKK	Loss of around 1.1 bDKK

Effective tax rate	21% to 23%	21% to 23%

Capital expenditure (PP&E)	Around 50 bDKK	Around 55 bDKK

Free cash flow	Between 60 and 70 bDKK	Between 45 and 55 bDKK

Note: Expectations are as reported in Danish kroner, if not otherwise stated
Note: Free cash flow defined as net cash generated from operating activities, less purchase of property, plant and equipment
GUIDANCE
Adjusted sales growth is now expected to be -2% to +2% at CER, with fluctuations in growth rates expected across quarters. The improved outlook is mainly driven by increased expectations for GLP-1 product sales in both operating units.
The outlook reflects expectations for sales growth within International Operations and expectations for a sales decline within US
Operations. In 2026, the global GLP-1 market expansion is assumed to continue, enabling Novo to increase patient reach and expand volumes. This is countered by lower realised prices, including the MFN ('Most Favoured Nations') agreement in the US and the loss of exclusivity for the semaglutide molecule in certain markets in International Operations.
In International Operations, the outlook is based on current growth trends, including continued volume penetration from GLP-1 treatments and market expansion, mainly within obesity, as well as intensifying competition and negative impacts from the compound patent expiry of the semaglutide molecule in certain markets. Novo continues to roll out the Wegovy® product portfolio in more markets during 2026, including Wegovy® pill.
In US Operations, the outlook is based on current prescription trends for the injectable GLP-1 portfolio, intensifying competition as well as negative impact from reduced obesity medication coverage in Medicaid. Further, lower realised prices linked to investments in market access amplified by the MFN agreement with the US Administration to bring GLP-1s to more Americans at a lower cost are assumed. Novo further focuses on expanding access to Wegovy®, Wegovy® HD and Wegovy® pill, particularly in the self-pay channel through NovoCare® and collaborations with telehealth organisations. Uptake related to Wegovy® pill internationally is reflected in the outlook, based on a range of assumptions, including market penetration, potential cannibalisation effects, channel mix, the US Bridge programme, competitive dynamics, and potential seasonality in prescription patterns and usage of injectable and oral obesity medications.
Adjusted operating profit growth is now expected to be -2% to +2% at CER. The expectation for adjusted operating profit growth primarily reflects the improved sales outlook, combined with targeted investments in current and future growth opportunities within R&D and Commercial, including launch preparations for CagriSema in the US, partly funded by reinvestment of savings from the company-wide transformation in 2025 as well as further optimisation initiatives and disciplined resource allocation. Within R&D, investments are related to the continued expansion and progression of the early and late-stage pipeline mainly within obesity and diabetes. Commercial investments are mainly related to the GLP-1 portfolio.

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 15 of 35
KEY MODELLING CONSIDERATIONS
Novo expects financial items (net) for 2026 to amount to a net loss of DKK 1.6 billion. This is driven by interest expenses related to net debt, partly offset by gains on hedged currencies, mainly the US dollar.
The effective tax rate for 2026 is still expected to be in the range of 21-23%.
Capital expenditure is now expected to be around DKK 50 billion in 2026 compared to DKK 60 billion in 2025. The investments reflect the expansion of the global supply chain, creating additional capacity and flexibility across active pharmaceutical ingredients (API) manufacturing, aseptic production, finished production processes as well as packaging capacity. In the coming years, the capital expenditure investments are expected to continue to decline.
The free cash flow is now expected to be DKK 60-70 billion, reflecting the improved sales and operating profit outlook as well as the updated expectations for capital expenditure and improvements in working capital.
As previously communicated, effective 1 January, 2027, Novo will lower the list price, or wholesale acquisition cost (WAC), of
Wegovy® (semaglutide) injection 2.4 mg, injection 7.2 mg and tablets up to 25 mg, Ozempic® (semaglutide) injection 0.5 mg, 1 mg, and 2 mg, and Ozempic® pill (semaglutide) tablets 7 mg or 14 mg to USD 675, representing reductions from the current list price of approximately 50% and 35% for Wegovy® and Ozempic®, respectively. This decision applies to all doses of these medicines and reflects Novo’s commitment to enhancing affordability for patients and both public and private payers dealing with the complexities of the evolving US healthcare system. The change in list prices is expected to impact Novo's cash flow in 2027.

FX (average rates)	9M 2026	9M 2025	% change	Spot rate 29 October 2026

USD	643	669	(4%)	671
CNY	94	93	1%	101
CAD	465	478	(3%)	480
GBP	866	878	(1%)	894
JPY	4.06	4.51	(10%)	4.25

Novo has hedged expected net cash flows in a number of invoicing currencies, and, all other things being equal, movements in key invoicing currencies will impact Novo’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo's adjusted operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 5,120 million	12
CNY	DKK 560 million	12
CAD	DKK 460 million	0
GBP	DKK 260 million	0
JPY	DKK 180 million	12

1) As of 30 September 2026.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo’s CNY currency exposure.
The financial impact of foreign exchange hedging is included in Financial items (net).
All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo during 2026, including energy and supply chain disruptions, the potential implications from major healthcare reforms and legislative changes, taxation changes, including changes in tariffs, duties and pricing policies, (incl Most Favoured Nations in the US), as well as outcome of legal cases, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. The guidance is also based on assumptions in relation to the estimation of gross-to-net developments in the US. Finally, the guidance does not include the financial implications of any new significant business development transactions.

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 16 of 35
R&D PIPELINE PROGRESS
QUARTERLY R&D HIGHLIGHTS

r

Therapeutic Area	Product/Project	Milestones

Regulatory
Obesity	Wegovy® pill
Submission of oral semaglutide 25 mg for regulatory approval in China
•Novo submitted a New Drug Application for oral semaglutide 25 mg to China’s Center for Drug
Evaluation (CDE) for regulatory approval for the treatment of adults with overweight or obesity.
•The submission is based on OASIS 4, a 64-week efficacy and safety trial comparing once-daily oral semaglutide 25 mg to placebo in 307 adults with obesity or overweight with one or more comorbidities.
•From a baseline body weight of 105.9 kg, oral semaglutide 25 mg achieved 16.6% weight loss compared to a 2.7% reduction with placebo. In the trial, oral semaglutide 25 mg appeared to have a safe and well-
tolerated profile.
•Novo expects the regulatory review to be completed around turn of the year 2027/2028.

CagriSema
Submission of CagriSema for regulatory approval in China
•Novo submitted a New Drug Application for CagriSema 2.4 mg/2.4 mg to China’s CDE for regulatory approval for the treatment of adults with overweight or obesity.
•The submission is based on the REDEFINE clinical trial programme in adults with overweight or obesity as well as two regional phase 3a studies conducted in East Asia and China, respectively.
•Novo expects the regulatory review to be completed during the first half of 2028.

Diabetes	Kyinsu®
Positive CHMP opinion for Kyinsu®  label expansion in EU and approval in China
•The CHMP adopted a positive opinion and China's CDE approved Kyinsu® to be indicated for the treatment of adults with insufficiently controlled type 2 diabetes mellitus as an adjunct to diet and exercise in addition to oral diabetes treatment.
•The opinion was based on data from the COMBINE 4 trial comparing once-weekly IcoSema with once-
daily insulin glargine U100.

Submission for paediatric label update for Ozempic® in US
•Regulatory submission was made to the US Food and Drug Administration (FDA) for a paediatric label update for Ozempic®, the submission was based on data from the PIONEER TEENS trial.

Rybelsus® / Ozempic® pill
Submission for paediatric label update for Rybelsus® in EU and Ozempic® pill in US
•Regulatory submissions were made to the EU European Medicines Agency (EMA) and to the US Food and
Drug Administration (FDA) for a paediatric label update for Rybelsus® and Ozempic® pill, the submission was based on data from the PIONEER TEENS trial.

Blood & endocrine disorders	Sogroya®
Regulatory milestones for Sogroya® non-replacement indications in EU and China
•Sogroya® was recommended by CHMP for approval in the EU for treatment of children with idiopathic short stature (ISS)  and approved in China in children born small for gestational age, with Noonan syndrome and ISS.
•Regulatory approval was based on data from REAL 8 and REAL 9.
•For further information please find the press release https://www.novonordisk.com/content/nncorp/
global/en/news-and-media/news-and-ir-materials/news-details.html?id=916772 (The contents of the company's website do not form a part of this Form 6-K).

Frehemgo® / denecimig
Positive CHMP opinion for Frehemgo® (denecimig) in EU
•The CHMP adopted a positive opinion recommending EU marketing authorisation of Frehemgo®
(denecimig) for the treatment of haemophilia A, with or without inhibitors, in adults and children.
•The recommendation is based on the FRONTIER clinical trial programme.
•Novo expects to launch Frehemgo® in the first European countries at the turn of the year followed by a broader EU launch starting in early 2027.
•For further information please find the company announcement https://www.novonordisk.com/content/
nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=916771 (The contents of the company's website do not form a part of this Form 6-K).

Frehemgo® / denecimig
Regulatory update for denecimig in the US
•In the US, the FDA review of the Biologics License Application (BLA) for denecimig remains ongoing. The extended review is related to ongoing manufacturing facility remediation activities.
•The FDA has not identified deficiencies related to the clinical efficacy or safety data submitted in the BLA.
Pending regulatory approval, Novo aims to launch denecimig in the US in the first half of 2027.
•For further information please find the company announcement https://www.novonordisk.com/content/
nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=917287 (The contents of the company's website do not form a part of this Form 6-K).

Liver diseases	Wegovy®
Positive CHMP opinion for Wegovy® label update for the treatment of MASH in EU
•The CHMP issued a positive opinion for an update of the Wegovy® label to include mode of action information and pharmacokinetics data from part 1 of the ESSENCE phase 3 trial in people living with
MASH.
•This is in addition to EMA's (CHMP) previous positive opinion for a separate conditional marketing authorisation for semaglutide 2.4 mg for the treatment of MASH under the brand name Kayshild®.

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 17 of 35

r

Therapeutic Area	Product/Project	Milestones

Clinical
Obesity	Wegovy®
Completion of the once-weekly semaglutide phase 3 STEP YOUNG trial
•Novo successfully completed the STEP YOUNG phase 3 trial with once-weekly semaglutide in combination with a reduced-calorie diet and increased physical activity in children aged 6 to under 12 years old with obesity.
•The trial met its primary endpoint, demonstrating superior BMI reduction at week 68.
•For further information please find the press release https://www.novonordisk.com/content/nncorp/
global/en/news-and-media/news-and-ir-materials/news-details.html?id=916600 (The contents of the company's website do not form a part of this Form 6-K).

Wegovy® pill
Initiation of the oral semaglutide OASIS 5 phase 3 trial in obesity
•OASIS 5 is a 60-week trial investigating efficacy and tolerability of lower-dose oral semaglutide 4 mg and
9 mg compared to placebo in people with overweight or obesity.
•The trial is expected to read out in the first half of 2028.

Oral zenagamtide
Initiation of the oral zenagamtide phase 3a AMAZE 9 trial
•Novo initiated a phase 3a trial, AMAZE 9, investigating the efficacy and safety of once-daily oral zenagamtide compared with placebo on percentage body weight reduction at week 76 in people with obesity without type 2 diabetes.
•The trial is expected to enrol approximately 950 participants and evaluates five maintenance doses of oral zenagamtide: 6 mg, 12 mg, 25 mg, 50 mg and 100 mg (50 mg x 2).
•The trial is expected to read out in second half of 2028.

Zenagamtide sc
Initiation of the zenagamtide AMAZE 7, AMAZE 10 and AMBIENCE phase 3 trials
•Novo initiated two phase 3 trials with once-weekly subcutaneous zenagamtide: AMAZE 7 versus semaglutide in people with overweight or obesity, and AMAZE 10 versus placebo in Japanese participants with and without type 2 diabetes. The trials are expected to be completed in the second half of 2028 and first half of 2029, respectively.
•The cardiovascular outcomes trial AMBIENCE was initiated to investigate the efficacy and safety of once-weekly subcutaneous zenagamtide for reducing the risk of major adverse cardiovascular events in people with established atherosclerotic cardiovascular disease and overweight or obesity. The trial is expected to be completed in the second half of 2030.

Amylin 355 (oral and sc)
Advancement of the amylin 355 phase 2 programme
•The ongoing clinical trial with amylin 355 has been amended to include phase 2 evaluation of subcutaneous and oral amylin 355 in people with overweight or obesity.
•Novo expects to present data from the phase 1 single- and multiple-ascending dose cohorts with subcutaneous amylin 355 at a scientific conference in 2027.

Diabetes	CagriSema
Completion of the CagriSema phase 3 REIMAGINE 5 trial
•Novo successfully completed REIMAGINE 5, a phase 3 head-to-head trial investigating CagriSema 1.0/1.0 mg versus tirzepatide 5 mg in people with type 2 diabetes inadequately controlled on metformin, SGLT2 inhibitor or both. At week 60, CagriSema 1.0/1.0 mg demonstrated non-inferiority in HbA1c reduction and superiority in weight loss versus tirzepatide 5 mg.
•For further information please find the press release https://www.novonordisk.com/content/nncorp/
global/en/news-and-media/news-and-ir-materials/news-details.html?id=916774 (The contents of the company's website do not form a part of this Form 6-K).

CagriSema
Initiation of the CagriSema phase 3b REIMAGINE SWITCH trial
•Novo initiated the phase 3b REIMAGINE SWITCH trial to investigate the tolerability and safety of switching from semaglutide 1.0 mg and 2.0 mg to CagriSema. The trial will assess the number of treatment-
emergent adverse events during treatment and is expected to read out in the second half of 2027.

CagriSema
Completion of the CagriSema phase 2 trial in painful diabetic peripheral neuropathy
•Novo successfully completed a phase 2 trial investigating the efficacy and safety of once-weekly
CagriSema 2.4/2.4 mg versus placebo in people with type 2 diabetes and painful diabetic peripheral neuropathy.
•Based on the results, Novo is planning to initiate a phase 3 trial in painful diabetic peripheral neuropathy with a novel asset in 2027.

Zenagamtide sc
Initiation of the zenagamtide phase 3 AMBITION 7 trial
•Novo initiated a phase 3 trial, AMBITION 7, for zenagamtide in people with type 2 diabetes and increased cardiovascular risk inadequately controlled on 1–3 oral glucose-lowering medications.
•The trial investigates the efficacy and safety of once-weekly subcutaneous zenagamtide compared with once-daily subcutaneous insulin glargine. The primary endpoint is non-inferiority of zenagamtide versus insulin glargine on change in HbA1c at week 52. A secondary endpoint is time to first occurrence of a 4-
point major adverse cardiovascular event (MACE), comprising cardiovascular death, non-fatal myocardial infarction, non-fatal stroke or hospitalisation for unstable angina,
•The trial is expected to be completed in the second half of 2028.

2030 ambitions	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 18 of 35

Blood & endocrine disorders	Frehemgo® / denecimig
Initiation of the denecimig phase 3b FRONTIER Acquired Haemophilia A (AHA) trial
•Novo initiated the multinational, open-label phase 3b FRONTIER AHA trial investigating the efficacy and safety of denecimig in adults with AHA. The FRONTIER AHA trial is intended for potential Frehemgo® label extension.
•The trial is expected to enrol approximately 84 participants, and the main phase of the trial is expected to read out in first half of 2028.

Etavopivat
Completion of etavopivat phase 2 trial
•Novo completed a phase 2 pilot trial evaluating the effect of etavopivat on cerebral haemodynamics in children and adolescents with sickle cell disease.
•The trial evaluated changes in cerebral blood flow and other measures of cerebral oxygen metabolism following 24 weeks of treatment with etavopivat.
•Etavopivat demonstrated numerical directional improvements in cerebral hemodynamic measures in the studied population. Based on the results, Novo is assessing potential further clinical development opportunities for etavopivat.

Cardio- vascular diseases	Ziltivekimab
Update on ziltivekimab phase 3 HERMES and ATHENA trials in HFpEF
•Following the Data Monitoring Committee recommendation to terminate HERMES and ATHENA, investigating subcutaneous ziltivekimab in HFpEF, Novo decided to discontinue study treatment and close the HERMES trial. In ATHENA, the last patient has completed treatment, and the trial is completing as planned.
•Readout for both trials is currently expected in the first half of 2027. Results from HERMES and ATHENA are expected to be presented at scientific conferences during 2027.

ANTICIPATED KEY R&D MILESTONES IN 2026 and 2027

Clinical milestones

Regulatory milestones

r

Therapeutic Area	Product/Project	Milestones

		Q4 2026	H1 2027	H2 2027
Diabetes	Ozempic® pill	US decision (25 mg)
	CagriSema			Phase 3 results (REDEFINE 3)
	Zenagamtide (subcutaneous)	Phase 3 initiation (AMBITION)
	UBT251 (tri-agonist)			Phase 2 results
	Triple			Phase 2 results
Obesity	CagriSema	US decision	Phase 3 results (REDEFINE 11)
	Cagrilintide	Phase 3 initiation (high-dose)		Phase 3 results (RENEW 1 & 2)
	Amylin 355 (oral and sc)			Phase 2 results
	UBT251 (tri-agonist)		Phase 1/2 results
	Triple		Phase 1/2 results
	Oral ACSL5i			Phase 1 results
Blood & endocrine disorders	Frehemgo® / denecimig		US decision
	Etavopivat (sickle cell disease)	US & EU submission		US decision
Liver diseases	Oral semaglutide (MASH)		US decision
	Efruxifermin	Phase 3 safety results (F1-F4)		Phase 3 results (F2-F3)
Cardio- vascular diseases	Ziltivekimab (AMI)		Phase 3 results (ARTEMIS)
Consumer Rx	Exploring indications		Clinical trial initiations
Note: Expected timing and qualification of R&D and regulatory milestones for inclusion in this table are based on current assessment, which is subject to change.

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 19 of 35
SUSTAINABILITY
SOCIAL PERFORMANCE

In million	30 September 2026	30 September 2025	% change

Total number of people reached[1]	47.8	45.6	5%
–People reached with Novo obesity products	5.6	3.2	75%
–People reached with Novo diabetes products	42.2	42.4	(0%)
Vulnerable patients reached with Novo diabetes products[1,2]	6.7	7.2	(7%)
Children reached through the Changing Diabetes® in Children programme[3] (number)	93,885	76,693	22%

1) Calculated as a moving annual total. The estimated total number of full-year people reached over a 12-month period.
2) Patients reached either through products sold under local affordability thresholds, or public tenders in low-, lower middle- or upper middle-income countries (LMICs), or through specific Diabetes access and affordability programmes or humanitarian donations.
3) Total cumulative number of children reached with Diabetes treatment through the Changing Diabetes® in Children programme since the initiation of the partnership in 2009.

The number of people reached with Novo obesity and diabetes products was 47.8 million at the end of September 2026, an increase of 2.2 million people compared to end of September 2025. Over the preceding 12 months, people reached with obesity products increased by 75%, driven by Wegovy® injectable and Wegovy® pill.  The number of people treated with diabetes products remained relatively stable, as a decline in the number of people treated with human insulin was partially offset by growth in GLP-1 and New-Generation Insulin (NGI).
By the end of September 2026, the number of vulnerable patients treated with Novo diabetes products reached 6.7 million. This is a
7% decline compared to the same period last year driven by lower human insulin tender sales.
The Changing Diabetes® in Children programme aims to reach 100,000 children by 2030. By the end of September 2026, the programme has reached a total of 93,885 children and youth, an increase of 22% compared with the end of September 2025.
Kenya, China and Ethiopia were the principal contributors to this growth.
ENVIRONMENTAL PERFORMANCE

1,000 tonnes CO2e	9M 2026	9M 2025	% change

Total CO2e emissions	1,831	1,921	(5%)
- Scope 1 emissions	86	89	(3%)
- Scope 2 emissions	47	48	(2%)
- Scope 3 emissions	1,698	1,784	(5%)

Scope 1 CO2e emissions decreased by 3% during the first nine months of 2026 compared with the corresponding period in 2025, primarily due to reduced natural gas consumption at our production sites.
Scope 2 CO2e emissions remained relatively stable by a 2% reduction during the first nine months of 2026 compared with the corresponding period in 2025.
Scope 3 CO2e emissions decreased by 5% compared to the first nine months of 2025, driven by cost-reduction initiatives and ongoing decarbonisation efforts, particularly impacting transportation and distribution.

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 20 of 35
CORPORATE GOVERNANCE
Changes in Executive Management
Today, Novo announced changes to its Executive Management. Novo and Karsten Munk Knudsen, executive vice president and chief financial officer (CFO), have mutually agreed that he will leave the company to pursue other opportunities. Karsten has had a notable tenure of 27 years with Novo. After joining the company in 1999 he has since held finance positions of growing size and complexity throughout the Novo value chain. From 2010 to 2014, Karsten was corporate vice president of Finance & IT at Novo
Nordisk Inc. in the US, and in 2014 he was appointed senior vice president of Corporate Finance in Novo. In February 2018, Karsten
was promoted to executive vice president and chief financial officer. During his tenure as CFO, Novo’s sales, operating profit and operating cash flows have almost tripled and Karsten has also been part of managing a significant manufacturing capacity expansion to secure a steady supply of Novo medicines to patients across therapeutic areas. Novo thanks Karsten for his leadership through almost three decades and has conducted a rigorous and thoughtful selection process to ensure a seamless transition. Karsten will be with Novo until the end of December 2026.
The company is pleased to announce the following appointment to Executive Management: Luigi La Corte will join Novo as executive vice president and chief financial officer (CFO), succeeding Karsten Munk Knudsen. Luigi brings more than 30 years of international financial leadership experience across healthcare and consumer businesses. He is currently CFO of Galderma, a global science-based company, focused on dermatology, with a portfolio spanning prescription medicines and self-care. Prior to
Galderma, Luigi served as CFO of the pharmaceutical company Recordati S.p.A. from 2019 to 2025, and he has been a member of
Recordati's Board of Directors since 2022. His earlier career spans senior finance roles at GSK, AstraZeneca, PepsiCo and Procter
& Gamble (P&G). Luigi is an Italian national, he holds a master’s in economics from Luiss University (Rome) and is a Fellow of the
Chartered Institute of Management Accountants. He will relocate to Denmark to take up the role.
Global Special Recognition Programme - Share Based Incentive
Novo has established a global, annually recurring, incentive programme based on Restricted Stock Units (RSUs) with first grants being made during 2026. It is expected that approx 200 to 400 employees will receive RSUs each year. The RSUs will vest annually in equal instalments over a 3-year period and are free of charge to those eligible. The purpose of the programme is recognition and retention of key talent and does not cover members of Novo Nordisk A/S’ registered management. The award key criteria comprise job level, salary range penetration, talent and succession considerations and expertise critical to the company. Among others, the number of RSUs vesting is generally conditional upon completion of the vesting period and the applicable leaver provisions. The total value at the time of grant is expected to be between DKK 100 and 200 million per year.
Value Acceleration Programme - Share Based Incentive
Novo has established a global, annually recurring, incentive programme based on Restricted Stock Units (RSUs) with first grants being made during 2027. It is expected that approx. 150-200 employees will receive RSUs each year. The RSUs will have a 1-year vesting period and are free of charge to those eligible. The purpose of the programme is to reward performance and commitment on specific missions and does not cover members of Novo Nordisk A/S’ registered management. The award key criteria comprise base salary, mission duration, effort spent, and target achievement. Among others, the number of RSUs vesting is conditional upon completion of the vesting period and the applicable leaver provisions. The total value at the time of grant is expected to be between DKK 35 and 50 million per year.
LEGAL MATTERS
Litigation in relation to FDA Drug Shortage List
On 21 February 2025, the US FDA removed semaglutide injectables from the FDA drug shortage list. On 24 February 2025, the
Outsourcing Facilities Association (“OFA”) and North American Custom Laboratories (“NACL”) filed a lawsuit in Federal Court in
Texas against FDA, challenging FDA’s resolution of the semaglutide injectables shortage. Novo Nordisk Inc. intervened in the litigation to oppose the relief sought by OFA and NACL. On 20 March 2025, OFA and NACL filed a motion for preliminary injunction against FDA in the litigation. Novo and FDA opposed the motion. Following the resolution of the shortage, FDA communicated that it would not be taking action against 503A compounding pharmacies and 503B outsourcing facilities for shortage-based semaglutide compounding until after 22 April and 22 May, respectively. FDA subsequently clarified that this period of enforcement discretion would end on each of these dates or on the date the Federal Court in Texas issued a decision on OFA and NACL’s motion for preliminary injunction, whichever is later. On 24 April, the court denied OFA and NACL’s motion for preliminary injunction, thereby ending the period of enforcement discretion for 503A compounding pharmacies.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 21 of 35
The period of enforcement discretion for 503B outsourcing facilities ended on 22 May. On 13 June 2025, the Federal Court in Texas dismissed OFA and NACL’s lawsuit against FDA. OFA and NACL appealed the dismissal decision to the US Court of Appeals for the
Fifth Circuit.  On 27 August 2026, the Fifth Circuit affirmed the Federal Court in Texas’s dismissal decision. Novo does not expect this matter to have a material impact on Novo’s financial position, operating profit or cash flow.
Data Breach / IT incident, US
Novo is a defendant in multiple putative class action lawsuits in the U.S. District Court for the District of New Jersey related to an IT security incident that was disclosed by the company on 11 June 2026. The complaints, which assert negligence and other claims against Novo, are brought on behalf of individuals who allege their personally identifiable information and protected health information were compromised in the IT security incident. On 9 September, at the plaintiffs’ request, the District Court dismissed the putative class actions without prejudice to refiling. Novo does not expect this matter to have a material impact on Novo’s financial position, operating profit or cash flow.

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 22 of 35
STATEMENT BY THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT
The Board of Directors and Executive Management have today considered and approved the financial report of Novo Nordisk A/S containing condensed financial information and condensed sustainability information for the first nine months of 2026. This financial report has not been audited or reviewed by the company's independent auditors.
The condensed financial information in this financial report has been prepared in accordance with IAS 34 'Interim Financial
Reporting' as adopted by the EU and additional Danish disclosure requirements for interim financial reporting of listed companies.
The accounting policies are consistent with those applied in the Annual Report 2025, except from those changes in presentation described in note 1 to Appendix 2.
The condensed sustainability information in this financial report has been prepared in accordance with the ESRS and the accounting policies are consistent with those applied in the Annual Report 2025.
In our opinion, the accounting policies used are appropriate, and the overall presentation of this financial report is adequate. Furthermore, in our opinion, this financial report includes a true and fair view of the financial position at 30 September
2026 as well as of the results of the operations, the cash flows and the sustainability performance for the period 1 January - 30
September 2026. Furthermore, in our opinion, Management's Review contains a fair review of the development of the Group's business and financial matters, the results for the period and of the financial position, together with a description of the principal risks and uncertainties that the Group faces in accordance with Danish disclosure requirements for listed companies.
Bagsværd, 4 November 2026

Executive Management:

Maziar Mike Doustdar President and CEO	Karsten Munk Knudsen CFO

Board of Directors:

Lars Rebien Sørensen Chair	Cees de Jong Vice chair	Elisabeth Dahl Christensen

Stephan Engels	Désirée Jantzen Asgreen	Mette Bøjer Jensen

Britt Meelby Jensen	Kasim Kutay	Semsi Kilic Madsen

Helena Saxon	Ramona Sequeira	Jan van de Winkel

2030 ambitions	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 23 of 35
Novo is the global healthcare company that believes lasting health starts now. For over a century, we’ve combined leading scientific expertise with a deep understanding of people’s lives. We develop treatments and support that help millions of people make progress they can see, feel and sustain now and in the future. Every day, over 66,500 employees around the world advance our purpose to drive change for lasting health. Through our partnerships, programmes and investments, we’re working to prevent disease, expand access to treatments and reduce our environmental impact to help even more people live healthier lives. Novo's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com and follow us on Instagram, LinkedIn, TikTok, Facebook, X and YouTube.

Financial Calendar

3 February 2027	Financial statement for 2026 and Annual Report 2026
18 March 2027	Annual General Meeting
5 May 2027	Financial results for the first three months of 2027
4 August 2027	Financial results for the first six months of 2027
3 November 2027	Financial results for the first nine months of 2027

Contacts for further information
Media:
Ambre James-Brown +45 3079 9289 globalmedia@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 usmediarelations@novonordisk.com

Investors:
Michael Novod +45 3075 6050 nvno@novonordisk.com	Sina Meyer +45 3079 6656 azey@novonordisk.com
Christoffer Togo Solgaard-Tullin +45 3079 1471 cftu@novonordisk.com	Max Ung +45 3077 6414 mxun@novonordisk.com
Ida Schaap Melvold +45 3077 5649 idmg@novonordisk.com	Mads Berner Bruun +45 3075 2936 mbbz@novonordisk.com
Frederik Taylor Pitter (US) +1 609 613 0568 fptr@novonordisk.com	Alex Bruce (US) +1 640 230 0276 axeu@novonordisk.com

Forward-looking statements
Novo Nordisk’s statutory Annual Report 2025, Form 20-F, any quarterly financial reports, and written information released, shown, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain certain forward-looking statements relating to the operating, research & development, financial and sustainability performance and results of
Novo Nordisk and/or the industry in which it operates. Forward-looking statements can be identified by the fact that they do not relate to historical or current facts and include guidance.
Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘transition plan’, ‘prospect’, ‘aspiration’, ‘ambition’, ‘upcoming’, ‘become’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’,
‘intend’, ‘target’ and other words and terms of similar meaning, as they relate to Novo Nordisk or our management, are intended to identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:
•Statements of targets, future guidance, (transition) plans, objectives, ambitions, aspirations or goals for future operations, including those related to operating, financial and sustainability matters, Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto;
•Statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures;
•Statements regarding future economic performance, future actions and outcome of contingencies, such as legal proceedings; and
•Statements regarding the assumptions underlying or relating to such statements.
By their very nature, forward-looking statements involve risks, uncertainties and assumptions, both general and specific, and actual results may differ materially from those contemplated, expressed or implied by any forward-looking statement. .
Factors that may affect future results include, but are not limited to, global as well as local political, economic and environmental conditions, such as interest rate and currency exchange rate fluctuations or climate change, delay or stoppage or failure of projects related to clinical trial conduct or research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, shortages of supplies, including energy supplies, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches (Novo Nordisk has experienced events of IT security breaches in the past), Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, and taxation changes, including changes in tariffs and duties, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, strikes and other labour market disputes, failure to recruit and retain the right employees, failure to maintain a culture of compliance, epidemics, pandemics or other public health crises, effects of domestic or international crises, civil unrest, war or other conflict and factors related to the foregoing matters and other factors not specifically identified herein.
For an overview of certain risks that could adversely affect Novo Nordisk’s results or the accuracy of its forward-looking statements , reference is made to ‘Risks management’ in the
Annual Report 2025.
None of Novo Nordisk or its officers or employees accept any responsibility for the future accuracy of its forward-looking statements.
Unless required by law, Novo Nordisk has no duty and undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 24 of 35
APPENDIX 1: CONDENSED INCOME STATEMENT

DKK million	Q3 2026	Q3 2025	9M 2026	9M 2025

Net sales	79,195	74,976	254,506	229,920
Cost of goods sold	(18,237)	(17,904)	(48,935)	(43,640)

Gross profit	60,958	57,072	205,571	186,280

Sales and distribution costs	(15,032)	(15,996)	(42,106)	(48,421)
Research and development costs	(19,903)	(15,393)	(47,974)	(37,391)
Administrative costs	(1,224)	(1,884)	(3,673)	(4,420)
Other operating income and expenses	(1,788)	(117)	(2,128)	(126)

Operating profit	23,011	23,682	109,690	95,922

Financial income	(443)	307	6,924	9,046
Financial expenses	(1,134)	1,528	(6,133)	(8,613)

Profit before income taxes	21,434	25,517	110,481	96,355

Income taxes	(4,694)	(5,511)	(24,195)	(20,812)

NET PROFIT	16,740	20,006	86,286	75,543

Basic earnings per share (DKK)	3.80	4.50	19.47	17.00
Diluted earnings per share (DKK)	3.79	4.50	19.45	16.99

Segment Information

Segment sales:
Obesity and Diabetes	73,691	70,255	238,634	215,661
Blood & endocrine disorders[1]	5,504	4,721	15,872	14,259

Segment operating profit:
Obesity and Diabetes	21,574	24,222	107,930	95,400
Operating margin	29.3%	34.5%	45.2%	44.2%

Blood & endocrine disorders[1]	1,437	(540)	1,760	522
Operating margin	26.1%	(11.4%)	11.1%	3.7%

Total segment operating profit	23,011	23,682	109,690	95,922

Condensed statement of comprehensive income

Net profit	16,740	20,006	86,286	75,543

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements of defined benefit obligations	112	24	198	111

Items that will not be reclassified subsequently to the income statement	112	24	198	111

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	(188)	9	4,117	(7,950)
Cash flow hedges:
Realisation of previously deferred (gains)/losses	213	1,788	(4,167)	5,031
Deferred gains/(losses) on hedges, incurred during the period	77	(4,662)	(3,471)	8,742
Tax and other items	37	619	2,026	(3,494)

Items that will be reclassified subsequently to the income statement	139	(2,246)	(1,495)	2,329

Other comprehensive income	251	(2,222)	(1,297)	2,440
TOTAL COMPREHENSIVE INCOME	16,991	17,784	84,989	77,983
1) The 'Blood & endocrine disorders' segment was previously known as 'Rare disease'.

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Financial report for the period 1 January 2026 to 30 September 2026	Page 25 of 35
APPENDIX 2: CONDENSED CASH FLOW STATEMENT

DKK million	9M 2026	9M 2025

Net profit	86,286	75,543

Adjustment for non-cash items:
Income taxes in the income statement	24,195	20,812
Depreciation, amortisation and impairment losses	28,212	16,420
Other non-cash items	8,593	1,915
Change in working capital	(18,586)	7,103
Income taxes paid	(7,707)	(9,023)

Net cash flows from operating activities	120,993	112,770

Purchase of intangible assets	(1,306)	(4,565)
Purchase of property, plant and equipment	(37,213)	(41,711)
Proceeds from other financial assets	72	11
Purchase of other financial assets	(108)	(225)
Proceeds from sale of associated companies	44	—
Interest received[1]	636	962
Purchase of marketable securities	(1,701)	(498)
Sale of marketable securities	—	10,642

Net cash flows from investing activities	(39,576)	(35,384)

Purchase of treasury shares	(10,002)	(1,388)
Dividends paid	(51,896)	(51,763)
Interest paid[1]	(3,253)	(2,249)
Proceeds from borrowings	35,284	73,311
Repayment of borrowings	(33,720)	(78,035)

Net cash flows from financing activities	(63,587)	(60,124)

Net cash generated from activities	17,830	17,262

Cash and cash equivalents at the beginning of the year	26,464	15,655
Exchange gain/(loss) on cash and cash equivalents	(143)	(833)

Cash and cash equivalents at the end of the period	44,151	32,084

1) Effective 1 January 2026, 'Interest received' is presented in 'Net cash flows from in investing activities' and 'Interest paid' is presented in 'Net cash flows from financing activities' to better reflect the nature of these cash flows. In prior years, these amounts were included in 'Net cash flows from operating activities'.

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Financial report for the period 1 January 2026 to 30 September 2026	Page 26 of 35
APPENDIX 3: CONDENSED BALANCE SHEET

DKK million	30 Sep 2026	31 Dec 2025

ASSETS

Intangible assets[2]	92,351	110,208
Goodwill	19,422	19,845
Property, plant and equipment	240,787	208,378
Investments in associated companies	219	366
Deferred income tax assets	26,881	23,647
Other receivables and prepayments	6,450	5,864
Other financial assets	2,282	2,141

TOTAL NON-CURRENT ASSETS	388,392	370,449

Inventories	51,205	49,623
Trade receivables	95,118	70,856
Tax receivables	3,851	4,848
Other receivables and prepayments	11,637	13,482
Marketable securities	2,201	498
Derivative financial instruments	2,605	6,682
Cash at bank	44,151	26,464

TOTAL CURRENT ASSETS	210,768	172,453
TOTAL ASSETS	599,160	542,902

EQUITY AND LIABILITIES

Share capital	446	446
Treasury shares	(6)	(2)
Retained earnings	220,552	195,298
Other reserves	(3,190)	(1,695)

TOTAL EQUITY	217,802	194,047

Borrowings	117,742	118,941
Deferred income tax liabilities	3,583	6,611
Retirement benefit obligations	665	861
Provisions	8,262	5,730
Sales deductions and product returns	1,656	1,051

Total non-current liabilities	131,908	133,194

Borrowings	16,738	12,017
Trade payables	15,217	19,758
Tax payables	27,586	8,416
Other liabilities	41,787	39,721
Derivative financial instruments	4,963	2,026
Provisions	2,888	374
Sales deductions and product returns[1]	140,271	133,349

Total current liabilities	249,450	215,661

TOTAL LIABILITIES	381,358	348,855

TOTAL EQUITY AND LIABILITIES	599,160	542,902
1) During Q1 2026, the 340B provision of USD 4.2 billion (DKK 26.8 billion) included in ‘Sales deductions and product returns’ was fully reversed. For more details of the 340B provision reversal, see page 88 and 98 of the Novo Nordisk Annual Report 2025.
2) In the first nine months of 2026, Novo recorded DKK 15.0 billion in major impairment charges (individual losses exceeding DKK 1.0 billion), mainly on intangible assets. These related to
Ziltivekimab following trial results from ZEUS and discontinuation of the HERMES and ATHENA trials (DKK 4.6 billion), monlunabant following termination of development due to portfolio considerations (DKK 4.0 billion), other pipeline assets (DKK 2.3 billion) and manufacturing network rightsizing (DKK 4.1 billion)

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 27 of 35
APPENDIX 4: CONDENSED EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

9M 2026

Balance at the beginning of the year	446	(2)	195,298	(1,695)	194,047
Net profit			86,286		86,286
Other comprehensive income / (loss) for the period			198	(1,495)	(1,297)

Total comprehensive income for the period			86,484	(1,495)	84,989

Transactions with owners:
Dividends			(51,896)		(51,896)
Share-based payments			664		664
Purchase of treasury shares		(4)	(9,998)		(10,002)

Balance at the end of the period	446	(6)	220,552	(3,190)	217,802

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

9M 2025

Balance at the beginning of the year	446	(2)	144,448	(1,406)	143,486
Net profit			75,543		75,543
Other comprehensive income / (loss) for the period			111	2,329	2,440

Total comprehensive income for the period			75,654	2,329	77,983

Transactions with owners:
Dividends			(51,763)		(51,763)
Share-based payments			1,615		1,615
Purchase of treasury shares		0	(1,388)		(1,388)
Tax related to transactions with owners			(37)		(37)

Balance at the end of the period	446	(2)	168,529	923	169,896

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 28 of 35
APPENDIX 5: ADJUSTED SALES SPLIT PER AREA

Q3 2026 adjusted sales split per area

DKK million	Total	US Operations	International Operations	EUCAN	Emerging Markets	APAC	Region China

Obesity and Diabetes segment
Wegovy® injectable	20,407	11,066	9,341	5,711	1,777	1,526	327
% change at CER	(2%)	(13%)	16%	29%	7%	(20%)	184%
Wegovy® pill	5,394	4,178	1,216	1,094	122	0	0
% change at CER	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Saxenda®	345	22	323	126	187	11	(1)
% change at CER	(59%)	(79%)	(56%)	(58%)	(48%)	(80%)	(111%)
Total Obesity	26,146	15,266	10,880	6,931	2,086	1,537	326
% change at CER	22%	20%	24%	47%	4%	(22%)	162%
Injectable GLP-1 diabetes	29,811	19,124	10,687	7,149	1,264	881	1,393
% change at CER	(7%)	(12%)	4%	22%	(33%)	12%	(22%)
Ozempic®	29,706	19,205	10,501	7,103	1,260	869	1,269
% change at CER	(5%)	(11%)	8%	23%	(24%)	18%	(22%)
Victoza®	105	(81)	186	46	4	12	124
% change at CER	(83%)	(268%)	(65%)	(63%)	(98%)	(75%)	(18%)
Ozempic® pill / Rybelsus®	4,938	2,109	2,829	1,385	667	731	46
% change at CER	(10%)	5%	(19%)	(18%)	39%	(15%)	(89%)
Total GLP-1 diabetes	34,749	21,233	13,516	8,534	1,931	1,612	1,439
% change at CER	(7%)	(10%)	(2%)	13%	(18%)	(2%)	(36%)
Long-acting insulin[1]	4,379	704	3,675	1,376	886	314	1,099
% change at CER	1%	(17%)	6%	(10%)	22%	4%	24%
Premix insulin[2]	2,419	111	2,308	196	307	519	1,286
% change at CER	8%	(27%)	10%	(9%)	28%	(1%)	13%
Fast-acting insulin[3]	4,379	1,678	2,701	1,244	795	271	391
% change at CER	7%	(4%)	14%	4%	33%	(5%)	34%
Human insulin	1,088	296	792	100	394	149	149
% change at CER	(21%)	(38%)	(11%)	(39%)	(2%)	0%	(15%)
Total insulin	12,265	2,789	9,476	2,916	2,382	1,253	2,925
% change at CER	2%	(13%)	8%	(6%)	22%	0%	17%
Other Diabetes[4]	531	12	519	116	74	56	273
% change at CER	18%	(28%)	20%	(9%)	19%	(3%)	53%
Total Diabetes	47,545	24,034	23,511	11,566	4,387	2,921	4,637
% change at CER	(5%)	(11%)	2%	7%	2%	(1%)	(6%)
Obesity and Diabetes total	73,691	39,300	34,391	18,497	6,473	4,458	4,963
% change at CER	3%	(1%)	8%	19%	3%	(9%)	(1%)

Blood & endocrine disorders segment
Blood disorders[5]	3,055	1,277	1,778	807	649	274	48
% change at CER	3%	9%	(2%)	(2%)	37%	7%	(79%)
Endocrine disorders[6]	1,994	1,217	777	306	191	259	21
% change at CER	43%	51%	33%	20%	89%	19%	267%
Other blood & endocrine disorders[7]	455	86	369	254	65	48	2
% change at CER	8%	30%	4%	2%	34%	(8%)	0%
Blood & endocrine disorders total	5,504	2,580	2,924	1,367	905	581	71
% change at CER	15%	27%	6%	3%	45%	11%	(70%)
Total adjusted sales	79,195	41,880	37,315	19,864	7,378	5,039	5,034
% change in DKK	6%	2%	10%	18%	11%	(8%)	1%
% change at CER	4%	1%	8%	18%	6%	(7%)	(5%)
Share of growth	101%	8%	93%	100%	14%	(13%)	(8%)

1) Comprises Tresiba®, Xultophy®, Levemir® and Awiqli®.
2) Comprises Ryzodeg® and NovoMix®.
3) Comprises Fiasp® and NovoRapid®.
4) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
5) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
6) Primarily Norditropin® and Sogroya®.
7) Primarily Vagifem® and Activelle®.

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 29 of 35

9M 2026 adjusted sales split per area

DKK million	Total	US Operations	International Operations	EUCAN	Emerging Markets	APAC	Region China

Obesity and Diabetes segment
Wegovy® injectable	58,126	30,195	27,931	16,359	5,726	4,769	1,077
% change at CER	4%	(15%)	38%	55%	31%	10%	13%
Wegovy® pill	10,868	9,575	1,293	1,094	199	0	0
% change at CER	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Saxenda®	1,216	72	1,144	510	588	46	0
% change at CER	(55%)	(72%)	(54%)	(57%)	(42%)	(80%)	(100%)
Total Obesity	70,210	39,842	30,368	17,963	6,513	4,815	1,077
% change at CER	20%	11%	34%	53%	22%	5%	9%
Injectable GLP-1	89,526	57,393	32,133	21,025	4,225	2,550	4,333
% change at CER	(5%)	(8%)	3%	23%	(39%)	0%	(10%)
Ozempic®	88,906	57,473	31,433	20,854	4,093	2,503	3,983
% change at CER	(3%)	(8%)	8%	26%	(32%)	5%	(8%)
Victoza®	620	(80)	700	171	132	47	350
% change at CER	(74%)	(140%)	(67%)	(70%)	(85%)	(68%)	(29%)
Ozempic® pill / Rybelsus®	14,738	5,966	8,772	4,377	2,021	2,327	47
% change at CER	(10%)	(6%)	(12%)	(19%)	27%	(4%)	(87%)
Total GLP-1 diabetes	104,264	63,359	40,905	25,402	6,246	4,877	4,380
% change at CER	(5%)	(8%)	(1%)	13%	(27%)	(2%)	(18%)
Long-acting insulin[1]	13,023	2,316	10,707	4,447	2,440	860	2,960
% change at CER	(4%)	(27%)	4%	(5%)	6%	(4%)	22%
Premix insulin[2]	7,604	310	7,294	619	1,515	1,537	3,623
% change at CER	(1%)	(18%)	0%	(11%)	2%	6%	0%
Fast-acting insulin[3]	13,025	4,953	8,072	3,780	2,406	789	1,097
% change at CER	(1%)	(11%)	7%	6%	12%	0%	9%
Human insulin	3,199	928	2,271	313	1,037	444	477
% change at CER	(21%)	(6%)	(26%)	(39%)	(26%)	(26%)	(13%)
Total insulin	36,851	8,507	28,344	9,159	7,398	3,630	8,157
% change at CER	(4%)	(16%)	1%	(3%)	1%	(3%)	7%
Other Diabetes[4]	1,795	42	1,753	367	206	183	997
% change at CER	31%	(55%)	38%	(6%)	3%	(3%)	109%
Total Diabetes	142,910	71,908	71,002	34,928	13,850	8,690	13,534
% change at CER	(5%)	(9%)	0%	8%	(14%)	(2%)	0%
Obesity and Diabetes total	213,120	111,750	101,370	52,891	20,363	13,505	14,611
% change at CER	2%	(3%)	8%	20%	(5%)	0%	1%

Blood & endocrine disorders segment
Blood disorders[5]	8,584	3,573	5,011	2,440	1,601	846	124
% change at CER	(2%)	(1%)	(2%)	0%	17%	15%	(77%)
Endocrine disorders[6]	4,679	2,525	2,154	919	494	704	37
% change at CER	21%	18%	25%	31%	17%	21%	111%
Other Blood & endocrine disorders[7]	1,363	286	1,077	738	194	139	6
% change at CER	15%	54%	7%	5%	22%	1%	20%
Blood & endocrine disorders total	14,626	6,384	8,242	4,097	2,289	1,689	167
% change at CER	6%	7%	5%	6%	17%	16%	(70%)
Total adjusted sales	227,746	118,134	109,612	56,988	22,652	15,194	14,778
% change in DKK	0%	(6%)	8%	19%	(1%)	(3%)	(1%)
% change at CER	2%	(2%)	8%	19%	(3%)	2%	(2%)
Share of growth	100%	(55%)	155%	170%	(15%)	5%	(5%)
1) Comprises Tresiba®, Xultophy®, Levemir® and Awiqli®.
2) Comprises Ryzodeg® and NovoMix®.
3) Comprises Fiasp® and NovoRapid®.
4) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
5) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
6) Primarily Norditropin® and Sogroya®.
7) Primarily Vagifem® and Activelle®.

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 30 of 35
Appendix 6: Sales IFRS reconciliation
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS

				Reported sales		Adjusted sales
Sales split per therapy	Q3 2026 reported sales	340B provision reversal	Q3 2026 adjusted sales	Growth in DKK	Growth at CER	Growth in DKK	Growth at CER
Obesity and Diabetes segment

Wegovy® injectable	20,407	—	20,407	0%	(2%)	0%	(2%)
Wegovy® pill	5,394	—	5,394	N/A	N/A	N/A	N/A
Saxenda®	345	—	345	(54%)	(59%)	(54%)	(59%)

Total Obesity	26,146	—	26,146	24%	22%	24%	22%

Injectable GLP-1 diabetes	29,811	—	29,811	(5%)	(7%)	(5%)	(7%)
- Ozempic®	29,706	—	29,706	(3%)	(5%)	(3%)	(5%)
- Victoza®	105	—	105	(81%)	(83%)	(81%)	(83%)
Ozempic® pill / Rybelsus®	4,938	—	4,938	(9%)	(10%)	(9%)	(10%)

Total GLP-1 diabetes	34,749	—	34,749	(5%)	(7%)	(5%)	(7%)

Long-acting insulin[1]	4,379	—	4,379	4%	1%	4%	1%

Premix insulin[2]	2,419	—	2,419	3%	8%	3%	8%

Fast-acting insulin[3]	4,379	—	4,379	7%	7%	7%	7%

Human insulin	1,088	—	1,088	(18%)	(21%)	(18%)	(21%)

Total insulin	12,265	—	12,265	2%	2%	2%	2%

Other Diabetes[4]	531	—	531	26%	18%	26%	18%

Total Diabetes	47,545	—	47,545	(3%)	(5%)	(3%)	(5%)

Obesity and Diabetes total	73,691	—	73,691	5%	3%	5%	3%

Blood & endocrine disorders segment
Blood disorders[5]	3,055	—	3,055	5%	3%	5%	3%

Endocrine disorders[6]	1,994	—	1,994	43%	43%	43%	43%

Other Blood & endocrine disorders[7]	455	—	455	11%	8%	11%	8%

Blood & endocrine disorders total	5,504	—	5,504	17%	15%	17%	15%

Total sales	79,195	—	79,195	6%	4%	6%	4%

1) Comprises Tresiba®, Xultophy®, Levemir® and Awiqli®.
2) Comprises Ryzodeg® and NovoMix®.
3) Comprises Fiasp® and NovoRapid®.
4) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
5) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
6) Primarily Norditropin® and Sogroya®.
7) Primarily Vagifem® and Activelle®.

2030 ambitions	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 31 of 35
Appendix 6: Sales IFRS reconciliation
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS

				Reported sales		Adjusted sales
Sales split per therapy	9M 2026 reported sales	340B provision reversal	9M 2026 adjusted sales	Growth in DKK	Growth at CER	Growth in DKK	Growth at CER
Obesity and Diabetes segment

Wegovy® injectable	60,404	2,278	58,126	6%	7%	2%	4%
Wegovy® pill	10,868	—	10,868	N/A	N/A	N/A	N/A
Saxenda®	1,369	153	1,216	(49%)	(50%)	(54%)	(55%)

Total Obesity	72,641	2,431	70,210	21%	24%	18%	20%

Injectable GLP-1 diabetes	104,927	15,401	89,526	7%	10%	(7%)	(5%)
- Ozempic®	101,561	12,655	88,906	7%	9%	(5%)	(3%)
- Victoza®	3,366	2,746	620	28%	31%	(74%)	(74%)
Ozempic® pill / Rybelsus®	15,281	543	14,738	(9%)	(7%)	(12%)	(10%)

Total GLP-1 diabetes	120,208	15,944	104,264	5%	8%	(8%)	(5%)

Long-acting insulin[1]	16,903	3,880	13,023	20%	22%	(5%)	(4%)

Premix insulin[2]	7,845	241	7,604	0%	2%	(2%)	(1%)

Fast-acting insulin[3]	15,949	2,924	13,025	16%	19%	(3%)	(1%)

Human insulin	3,293	94	3,199	(21%)	(19%)	(23%)	(21%)

Total insulin	43,990	7,139	36,851	11%	13%	(6%)	(4%)

Other Diabetes[4]	1,795	—	1,795	33%	31%	33%	31%

Total Diabetes	165,993	23,083	142,910	7%	9%	(7%)	(5%)

Obesity and Diabetes total	238,634	25,514	213,120	11%	13%	0%	2%

Blood & endocrine disorders segment
Blood disorders[5]	8,584	—	8,584	(4%)	(2%)	(4%)	(2%)

Endocrine disorders[6]	5,925	1,246	4,679	44%	49%	17%	21%

Other Blood & endocrine disorders[7]	1,363	—	1,363	14%	15%	14%	15%

Blood & endocrine disorders total	15,872	1,246	14,626	11%	14%	3%	6%

Total sales	254,506	26,760	227,746	11%	13%	0%	2%

1) Comprises Tresiba®, Xultophy®, Levemir® and Awiqli®.
2) Comprises Ryzodeg® and NovoMix®.
3) Comprises Fiasp® and NovoRapid®.
4) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
5) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
6) Primarily Norditropin® and Sogroya®.
7) Primarily Vagifem® and Activelle®.

2030 ambitions	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 32 of 35
APPENDIX 7: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the most directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner, and may therefore not be comparable.
Net sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as the relevant measure for the period calculated using the average exchange rates for the same period prior year compared with the same measure for the same period prior year. Price adjustments within hyperinflation countries, as defined in IAS 29 ‘Financial reporting in hyperinflation economies’, are excluded from the calculation to avoid growth at CER being artificially inflated.
Growth at CER is considered to be relevant information for investors in order to understand the underlying development in net sales and operating profit by adjusting for the impact of currency fluctuations.

Net sales at CER
DKK million	Q3 2026	Q3 2025	% change Q3 2026 to Q3 2025	9M 2026	9M 2025	% change 9M 2026 to 9M 2025
Net sales IFRS	79,195	74,976	6%	254,506	229,920	11%
Effect of exchange rates	(1,210)	3,875		5,724	5,981
Net sales at CER	77,985	78,851		260,230	235,901
Net sales previous period	74,976			229,920
% increase/(decrease) in constant exchange rates	4%			13%

Operating profit at CER
Operating profit IFRS	23,011	23,682	(3%)	109,690	95,922	14%
Effect of exchange rates	(1,435)	2,958		3,904	5,068
Operating profit at CER	21,576	26,640		113,594	100,990
Operating profit previous period	23,682			95,922
% increase/(decrease) in constant exchange rates	(9%)			18%
Adjusted sales and Adjusted operating profit as reported and at CER
The introduction of Adjusted sales as reported and at CER is driven by the impact of reversing a provision for sales rebates of DKK
26.8 billion in the first quarter of 2026 and DKK 2.6 billion in the second quarter of 2025 related to the 340B Drug Pricing Program in the US, that was previously constrained. The effect is considered exceptional and non‑recurring and is not reflective of the Group’s normal course operating activities. Adjusted sales growth as reported and at CER will exclude this specific effect to provide a clearer view of underlying operating performance.
Novo defines Adjusted operating profit as ‘Operating profit’ excluding, "Major impairments", "Major legal matters" and "340B provision reversals".
Major impairments
Major impairments refers to impairment losses on intangible assets and property, plant and equipment in excess of DKK 1,000 million. Major impairments are considered exceptional and non-recurring and not reflective of the Group’s normal course of operating activities. In the first nine months of 2026, Novo recorded major impairments of DKK 15.0 billion related to ziltivekimab
(DKK 4.6 billion), monlunabant (DKK 4.0 billion), other intangible pipeline assets (DKK 2.3 billion) as well as right-sizing of manufacturing network (DKK 4.1 billion).
Major legal matters
Major legal matters refers to legal matters (such as legal or administrative disputes, litigations, investigations or settlements)
where any such matter, or series of related matters, has an impact (net of insurance recoveries) in excess of DKK 1,000 million on
Novo in any given year. Expenses incurred for Novo’s legal counsel and consultants in advising, defending, litigating or negotiating settlements are not excluded. Major legal matters are considered exceptional and non‑recurring and not reflective of the Group’s normal course of operating activities.

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 33 of 35
340B provision reversal
Adjusted operating profit as reported and at constant exchange rates ("CER") will likewise exclude the impact of reversing the provision for sales rebates of DKK 26.8 billion in the first quarter of 2026 and of DKK 2.6 billion in the second quarter of 2025 related to the 340B Drug Pricing Program in the US that was previously constrained, as well as other exceptional and non-recurring items related to effects from major legal matters and major impairment losses. For further information of the 340B provision reversal, see page 88 and 98 of the Novo Annual Report 2025.

Adjusted sales and Adjusted operating profit as reported and at CER
DKK million	Reported	340B provision reversal	Major impairments	Major legal matters	Adjusted	Effect of exchange rate	Adjusted at CER

Q3 2026
Net sales	79,195	—	—	—	79,195	(1,210)	77,985
Cost of goods sold	(18,237)		4,061		(14,176)	(844)	(15,020)
Gross profit	60,958	—	4,061	—	65,019	(2,054)	62,965
Sales and distribution costs	(15,032)				(15,032)	427	(14,605)
Research and development costs	(19,903)		4,648		(15,255)	57	(15,198)
Administrative costs	(1,224)				(1,224)	(21)	(1,245)
Other operating income and expenses	(1,788)		—		(1,788)	7	(1,781)
Operating profit	23,011	—	8,709	—	31,720	(1,584)	30,136

Q3 2025
Net sales	74,976	—	—	—	74,976
Costs of goods sold	(17,904)				(17,904)
Gross profit	57,072	—	—	—	57,072
Sales and distribution costs	(15,996)				(15,996)
Research and development costs	(15,393)				(15,393)
Administrative costs	(1,884)				(1,884)
Other operating income and expenses	(117)				(117)
Operating profit	23,682	—	—	—	23,682

9M 2026
Net sales	254,506	(26,760)	—	—	227,746	4,899	232,645
Cost of goods sold	(48,935)		4,061		(44,874)	(709)	(45,583)
Gross profit	205,571	(26,760)	4,061	—	182,872	4,190	187,062
Sales and distribution costs	(42,106)				(42,106)	(717)	(42,823)
Research and development costs	(47,974)		10,976		(36,998)	(418)	(37,416)
Administrative costs	(3,673)				(3,673)	(94)	(3,767)
Other operating income and expenses	(2,128)		—		(2,128)	(26)	(2,154)
Operating profit	109,690	(26,760)	15,037	—	97,967	2,935	100,902

9M 2025
Net sales	229,920	(2,649)	—	—	227,271
Cost of goods sold	(43,640)				(43,640)
Gross profit	186,280	(2,649)	—	—	183,631
Sales and distribution costs	(48,421)				(48,421)
Research and development costs	(37,391)				(37,391)
Administrative costs	(4,420)				(4,420)
Other operating income and expenses	(126)				(126)
Operating profit	95,922	(2,649)	—	—	93,273

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 34 of 35
EBITDA and EBITDA at CER
Novo defines EBITDA as ’Net profit’ adjusted for 'income taxes', 'financial items', 'depreciation and amortisation' and 'impairment losses and reversals'. EBITDA is a measure that is widely used by investors and analysts as it helps analyse operating results from core business operations without including the effects of capital structure, tax rates and depreciation and amortisation and impairment losses. These factors can vary substantially between companies.

EBITDA and EBITDA growth at CER

DKK million	Q3 2026	Q3 2025	% change Q3 2026 to Q3 2025	9M 2026	9M 2025	% change 9M 2026 to 9M 2025

Net profit	16,740	20,006	(16%)	86,286	75,543	14%
Income taxes	4,694	5,511	(15%)	24,195	20,812	16%
Financial income	443	(307)	(244%)	(6,924)	(9,046)	(23%)
Financial expenses	1,134	(1,528)	(174%)	6,133	8,613	(29%)
Operating profit (EBIT)	23,011	23,682	(3%)	109,690	95,922	14%
Depreciation and amortisations	3,600	3,760	(4%)	10,718	11,263	(5%)
Impairment losses and reversals	10,772	3,997	170%	17,494	5,157	239%
EBITDA	37,383	31,439	19%	137,902	112,342	23%
Effect of exchange rates	(1,382)	2,983		4,068	5,121
EBITDA at CER	36,001	34,422		141,970	117,463
EBITDA previous period	31,439			112,342
% increase/(decrease) in constant exchange rates	15%			26%
Adjusted net profit and Adjusted diluted earnings per share ("EPS")
Novo defines Adjusted net profit as ‘Net profit’ excluding the following items and related tax effects: "Impairment losses and reversals on intangible assets", "Amortisations on intangible assets", "Major impairments on property, plant & equipment", "Major legal matters", "340B provision reversals" and "Major restructuring costs".
Adjusted net profit is considered to be relevant information for investors as it helps analyse financial performance from core business operations from period to period and enhances comparability against peer companies. Adjusted EPS is calculated as
Adjusted net profit divided by average number of shares outstanding, including the dilutive effect of the outstanding restricted stock units.
Major impairments on property, plant and equipment
Major impairments on property, plant and equipment refer to impairment losses in excess of DKK 1,000 million. In connection with the rightsizing of the manufacturing network in Q3 2026, an impairment charge of DKK 4,061 million was recognised. Of this amount, DKK 701 million is presented under “Major impairments on property, plant and equipment” and the remaining amount under “Impairment losses and reversals on intangible assets".
Major restructuring costs
Major restructuring costs refer to costs incurred in connection with substantial restructuring plans where the accumulated costs exceed DKK 1,000 million. Costs included under ‘Major restructuring costs’ are considered exceptional and non-recurring, as they arise from strategic restructurings that are not reflective of the Group’s ongoing operating activities. Such costs include costs of severance and termination benefits, impairments of tangible assets and committed expenses for contract or projects terminated as part of substantial restructuring plans. Impairments of intangible assets are included in the line ‘Impairment losses and reversals on intangible assets’ even if related to substantial restructuring plans.

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Company announcement No 65 / 2026

Financial report for the period 1 January 2026 to 30 September 2026	Page 35 of 35

Adjusted net profit and Adjusted diluted EPS

DKK million	Q3 2026	Q3 2025	% change Q3 2026 to Q3 2025	9M 2026	9M 2025	% change 9M 2026 to 9M 2025

Net profit IFRS	16,740	20,006	(16%)	86,286	75,543	14%
Impairment losses and reversals on intangible assets IFRS	8,956	1,403	N/A	15,475	2,040	N/A
Amortisations on intangible assets IFRS	1,623	1,647	(1%)	4,963	4,891	1%
340B provision reversal	—	—	N/A	(26,760)	(2,649)	N/A
Major impairments on property, plant & equipment	701	—	N/A	701	—	N/A
Major legal matters	—	—	N/A	—	—	N/A
Major restructuring costs	—	8,090	N/A	—	8,090	N/A
Tax effects of adjustments	(2,418)	(1,967)	23%	1,837	(2,223)	(183%)
Adjusted net profit	25,602	29,179	(12%)	82,502	85,692	(4%)
Average number of shares outstanding, including dilutive effect (million)	4,422.9	4,446.8	(1%)	4,435.8	4,446.9	0%
Adjusted diluted EPS	5.79	6.56	(12%)	18.60	19.27	(3%)
Free cash flow
Free cash flow is a measure of the amount of cash generated in the period which is available for the Board of Directors to allocate between Novo's capital providers, through measures such as dividends, share repurchases and repayment of debt (excluding lease liabilities) or for retaining within the business to fund future growth.
The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	Q3 2026	Q3 2025	9M 2026	9M 2025

Net cash generated from operating activities	41,710	46,266	120,993	112,770
Purchase of property, plant and equipment	(13,227)	(13,628)	(37,213)	(41,711)
Free cash flow1)	28,483	32,638	83,780	71,059
1) With effect from 2026, Novo defines Free cash flow as ’net cash generated from operating activities’, less ‘Purchase of property, plant and equipment’. Comparative figures are restated accordingly. For further information, see page 118 of the Novo Annual Report 2025.

Net debt
Net debt comprises of current and non-current ‘Borrowings’, excluding lease liabilities, less ‘Cash at bank’ and ‘Marketable securities’. Net Debt is considered relevant information for investors as it provides a clear indicator of Novo’s leverage position.
The following table shows a reconciliation of Net debt with the balance sheet items, the most directly comparable IFRS financial measures:

Net debt

DKK million	30 Sep 2026	31 Dec 2025

Borrowings, non-current	(117,742)	(118,941)
Borrowings, current	(16,738)	(12,017)
Add-back of lease liabilities	8,403	8,572
Cash at bank	44,151	26,464
Marketable securities	2,201	498

Net debt	(79,725)	(95,424)
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Date: November 4, 2026
Novo Nordisk A/S
Mike Doustdar
Chief Executive Officer